SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No  ☒

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2013 and for the nine-month periods ended March 31, 2013 and 2012

Legal information

Denomination: Alto Palermo S.A. (APSA)

Fiscal year No.: 123, beginning on July 1, 2012

Legal address: Moreno 877, 22nd floor, Buenos Aires, Argentina

Company activity: Real estate investment and development

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889

Date of registration of last amendment: December 18, 2012

Expiration of company charter: August 28, 2087

Number of register with the Superintendence of Corporations: 801,047

Capital stock: 1,260,140,508 common shares

Subscribed, issued and paid up: Ps. 126,014

Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)

Legal Address: Bolívar 108, 1st floor, Buenos Aires, Argentina

Main activity: Real estate investment

Controlling interest on the equity: 1,205,765,014 common shares

Percentage of votes of the parent Company on the equity: 95.68%

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	1,260,140,508	126,014

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2013, June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2013	06.30.2012	07.01.2011
ASSETS
Non-Current Assets
Investment properties, net	10	1,611,762	1,553,794	1,554,913
Property, plant and equipment, net	11	16,625	17,485	17,402
Trading properties	12	35,309	35,334	32,777
Intangible assets, net	13	22,420	22,501	22,745
Investments in associates and joint ventures	8,9	181,379	114,455	47,634
Deferred income tax assets	22	21,337	23,467	22,790
Trade and other receivables, net	15	92,505	82,888	83,760
Investments in financial assets	16	103,794	104,993	76,256
Total Non-Current Assets		2,085,131	1,954,917	1,858,277
Current Assets
Trading properties	12	3,280	4,012	14,224
Inventories	14	10,036	10,394	7,384
Trade and other receivables, net	15	475,242	386,773	324,522
Investments in financial assets	16	104,128	45,072	29,396
Cash and cash equivalents	17	182,076	102,698	145,552
Total Current Assets		774,762	548,949	521,078
TOTAL ASSETS		2,859,893	2,503,866	2,379,355
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	125,989	125,961
Inflation adjustment of share capital		69,381	84,621	84,621
Share premium		444,226	536,300	536,290
Reserve for share-based compensation		5,795	2,138	-
Legal reserve		39,074	39,074	26,045
Voluntary reserve		-	-	147
Reserve for new developments		3,302	-	183
Acquisition of additional interest in subsidiaries		(16,020)	(16,020)	-
Retained earnings		262,197	51,774	22,671
Equity attributable to equity holders of the parent		933,969	823,876	795,918
Non-controlling interest		160,893	148,647	136,836
TOTAL SHAREHOLDERS' EQUITY		1,094,862	972,523	932,754
LIABILITIES
Non-Current Liabilities
Trade and other payables	18	178,637	160,208	143,934
Borrowings	21	720,886	680,550	615,503
Deferred income tax liabilities	22	103,446	120,968	137,684
Provisions	20	9,734	11,593	12,829
Total Non-Current Liabilities		1,012,703	973,319	909,950
Current Liabilities
Trade and other payables	18	416,960	361,880	324,545
Income tax liabilities		71,359	105,411	66,163
Payroll and social security liabilities	19	19,158	26,171	24,061
Borrowings	21	238,836	64,562	121,615
Provisions	20	6,015	-	267
Total Current Liabilities		752,328	558,024	536,651
TOTAL LIABILITIES		1,765,031	1,531,343	1,446,601
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,859,893	2,503,866	2,379,355

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2012 and 2011 and January 1, 2013 and 2012, respectively and ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Nine months		Three months
	Note	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Revenues	24	1,196,747	1,011,288	378,445	308,693
Costs	25	(554,580)	(462,769)	(177,605)	(138,707)
Gross Profit		642,167	548,519	200,840	169,986
Gain from disposal of investment properties	10	236	-	236	-
General and administrative expenses	26	(47,829)	(43,243)	(10,691)	(13,865)
Selling expenses	26	(39,640)	(29,114)	(12,200)	(12,569)
Other operating expenses, net	28	(11,694)	(2,348)	(6,279)	(2,012)
Profit from Operations		543,240	473,814	171,906	141,540
Share of profit / (loss) of associates and joint ventures	8,9	2,285	3,179	1,391	(3,672)
Profit from Operations Before Financing and Taxation		545,525	476,993	173,297	137,868
Finance income	29	50,758	44,406	19,599	9,422
Finance cost	29	(192,409)	(110,906)	(63,067)	(33,898)
Financial results, net		(141,651)	(66,500)	(43,468)	(24,476)
Profit Before Income Tax		403,874	410,493	129,829	113,392
Income tax expense	22	(143,168)	(140,014)	(44,879)	(42,568)
Profit for the period		260,706	270,479	84,950	70,824
Total Comprehensive Income for the period		260,706	270,479	84,950	70,824

Attributable to:
Equity holders of the parent		245,769	260,717	78,903	67,656
Non-controlling interest		14,937	9,762	6,047	3,168

Profit per share attributable to equity holders of the parent during the period (Note 32):
Basic		0.20	0.21	0.06	0.05
Diluted		0.20	0.11	0.06	0.03

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non- Controlling Interest	Total Shareholders' Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	(16,020)	51,774	823,876	148,647	972,523
Comprehensive income for the period	-	-	-	-	-	-	-	245,769	245,769	14,937	260,706
Dividends distribution - Shareholders meeting as of 10.31.12	-	-	-	-	-	-	-	(140,000)	(140,000)	-	(140,000)
Constitution reserve for new developments Shareholders meeting as of 10.31.12	-	-	-	-	-	3,302	-	(3,302)	-	-	-
Reallocation of retained earnings - Shareholders meeting as of 10.31.12	-	(15,240)	(92,090)	-	-	-	-	107,330	-	-	-
Reimbursement of expired dividends (Note 23)	-	-	-	-	-	-	-	626	626	-	626
Reserve for share-based compensation (Note 30)	-	-	-	3,657	-	-	-	-	3,657	-	3,657
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(7,895)	(7,895)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	5,204	5,204
Conversion of notes	25	-	16	-	-	-	-	-	41	-	41
Balance at March 31, 2013	126,014	69,381	444,226	5,795	39,074	3,302	(16,020)	262,197	933,969	160,893	1,094,862

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Voluntary reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non-Controlling Interest	Total Shareholders' Equity
Balance at July 1, 2011	125,961	84,621	536,290	-	26,045	147	183	-	22,671	795,918	136,836	932,754
Comprehensive income for the period	-	-	-	-	-	-	-	-	260,717	260,717	9,762	270,479
Acquisition of additional interest in subsidiaries	-	-	-	-	-	-	-	(16,020)	-	(16,020)	(187)	(16,207)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	1,830	1,830
Conversion of notes	28	-	10	-	-	-	-	-	-	38	-	38
Reserve for share-based compensation (Note 30)	-	-	-	2,192	-	-	-	-	-	2,192	-	2,192
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	3,810	3,810	-	3,810
Release of reserves	-	-	-	-	-	(147)	(183)	-	330	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(4,316)	(4,316)
Distribution to legal reserve–Shareholders meeting as of 10.31.11	-	-	-	-	13,029	-	-	-	(13,029)	-	-	-
Cash dividends distribution - Shareholders meeting as of 10.31.11	-	-	-	-	-	-	-	-	(117,054)	(117,054)	-	(117,054)
Balance at March 31, 2012	125,989	84,621	536,300	2,192	39,074	-	-	(16,020)	157,445	929,601	143,925	1,073,526

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2013	03.31.2012
Operating activities:
Cash generated from operations	17	683,348	543,215
Income tax paid		(192,612)	(122,352)
Net cash generated from operating activities		490,736	420,863

Investing activities:
Acquisition of joint ventures	8	(32,024)	(129)
Capital contributions in joint ventures	8	(32,615)	-
Additions and acquisition of investment properties	10	(149,782)	(35,232)
Proceeds from sale of investment properties		333	665
Additions of property, plant and equipment	11	(4,326)	(4,578)
Proceeds from sale of property, plant and equipment		-	513
Advance payments		(39,554)	(9,130)
Additions of intangible assets	13	(398)	(490)
Increase in financial assets		(47,487)	(49,323)
Loans granted to related parties		(29,508)	(42,351)
Loans repayment received from related parties		239	4,334
Net cash used in investing activities		(335,122)	(135,721)

Financing activities:
Borrowings obtained		322,626	39,311
Capital contribution of non-controlling interest		5,204	1,830
Payment of seller financing of shares		(6,420)	(19,879)
Repayment of borrowings		(201,548)	(107,397)
Payment of acquisition of non-controlling interest		(4,460)	(7,938)
Dividends paid	23	(141,354)	(117,054)
Interest paid		(46,165)	(38,974)
Payment of dividends of non-controlling interest		(7,895)	(4,316)
Reimbursement of dividends		-	6,937
Net cash used in financing activities		(80,012)	(247,480)

Net increase in cash and cash equivalents		75,602	37,662
Cash and cash equivalents at beginning of period	17	102,698	145,552
Foreign exchange gain / (loss) on cash and cash equivalents		3,776	(4,177)
Cash and cash equivalents at end of period	17	182,076	179,037

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alto Palermo S.A.

By:	/s/ Aljandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	The Group´s business and general information

Alto Palermo S.A. (APSA) (“APSA”) (formerly Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring productive shopping malls and holds a predominant position within the market. Our main purpose is to hold, acquire, develop, lease, manage and operate shopping malls. APSA was incorporated in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that eventually led to a corporate reorganization giving rise to the current company name and organizational structure. Our main shareholder is IRSA. The Company’s stocks are traded in the Buenos Aires Stock Exchange and in USA’s NASDAQ.

As of March 31, 2013, we operate and hold a majority interest in a portfolio of twelve shopping centers in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, APSA jointly operates La Ribera Shopping in the City of Santa Fe.

Furthermore, in December 2011, we started developing our “Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and continued working on the development of a new shopping mall in the City of Neuquén.

APSA and its subsidiaries are hereinafter referred to jointly as the Group. See Note 1.3 of Exhibit I (see Note 2.1) to the Unaudited Condensed Interim Consolidated Financial Statements for a description of the Group's companies.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on May 17, 2013.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

2.1	Preparation and transition to IFRS

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE” as per its Spanish acronym), which adopt the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being the current financial statements the first interim financial statements for a nine-month period prepared under IFRS as published by the IASB. Consequently, The Group’s transition date for the adoption of IFRS as defined by IFRS 1, First time adoption of IFRS, is July 1, 2011.

The Unaudited Condensed Interim Consolidated Financial Statements of the Group for the nine-month periods ended March 31, 2013 and 2012, have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies that the Group expects to adopt in its first annual consolidated financial statements as of and for the fiscal year ended June 30, 2013 issued under IFRS. The accounting policies are based on IFRSs issued by the IASB and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) that the Group expects to become applicable on such date.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards in force (Argentine GAAP), which differ from IFRS in some significant areas. To prepare these Unaudited Condensed Interim Consolidated Financial Statements, the Management has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of equity figures of consolidated financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (March 31, 2012) and the income and other comprehensive income figures for the fiscal year ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012, and those presented in accordance with the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustments to cash flow.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual financial statements of the Group as of June 30, 2012 prepared in accordance with Argentine GAAP. The Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 include Exhibit I which presents additional information as of June 30, 2012 and July 1, 2011 under the IFRSs which is considered necessary to understand these Unaudited Condensed Interim Consolidated Financial Statements, therefore, these Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012. The figures corresponding to the statement of financial position, the statement of income, the statement of changes in shareholders’ equity, and the statement of cash flows under the IFRSs for the fiscal year ended June 30, 2012, for the nine and three-month periods ended March 31, 2012 and the figures of the statement of financial position as of July 1, 2011 are detailed under Note 2.3 to these Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

Unaudited Condensed Interim Consolidated Financial Statements corresponding to the nine and three-month periods ended March 31, 2013 and 2012 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the nine and three-month periods ended March 31, 2013 and 2012 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 ‘Presentation of Financial Statements’ requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.           Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ as further described below:

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, ‘Business combinations’, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Group elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers and office buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16, “Property, plant and equipment”.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23R “Borrowing costs” prospectively from the date of transition.

Exemption for assets and liabilities of subsidiaries.

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associate, Tarshop, adopted IFRS for the year ended December 31, 2012.

The group has not used other optional exemptions of IFRS 1.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as at July 1, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Group recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

2.3.	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS at June 30, 2012, at March 31, 2012 and July 1, 2011, and the reconciliations of comprehensive income for the nine and three-month periods ended on March 31, 2012 and for the fiscal year ended June 30, 2012 and cash flows for the year ended June 30, 2012 and for the nine-month period ended March 31, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Group for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at March 31, 2012 and June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on comprehensive income for the nine and three-month periods ended March 31, 2012 and for the fiscal year ended June 30, 2012 (Note 2.3.2). The following reconciliations provide details of the impact of the transition on:

•	Shareholders’ equity at July 1, 2011, March 31, 2012 and June 30, 2012 (Note 2.3.1)
•	Statement of comprehensive income for the nine and three-month periods ended March 31, 2012 and for the fiscal year ended June 30, 2012 (Note 2.3.2)
•	Statement of Financial Position at July 1, 2011 (Note 2.3.3)
•	Statement of Financial Position at March 31, 2012 (Note 2.3.4)
•	Statement of Financial Position at June 30, 2012 (Note 2.3.5)
•	Statement of comprehensive income for the nine-month period ended March 31, 2012 (Note 2.3.6)
•	Statement of comprehensive income for the three-month period ended March 31, 2012 (Note 2.3.7)
•	Statements of comprehensive income for the fiscal year ended June 30, 2012 (Note 2.3.8)
•	Statement of cash flows for the nine-month period ended March 31, 2012, and for the year ended June 30, 2012 (Note 2.3.9).

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.1.	Summary of equity

	Ref. 2.3.10.3	07.01.2011	03.31.2012	06.30.2012
Total shareholders’ equity under Argentine GAAP attributable to Alto Palermo S.A.		788,274	928,175	828,047
Revenue recognition – “scheduled rent increases”	(A)	47,546	68,034	74,863
Revenue recognition – “letting fees”	(B)	(35,447)	(42,306)	(44,446)
Trading properties	(C)	(25,694)	(15,346)	(16,033)
Pre-operating and organization expenses	(D)	(21,961)	(18,244)	(20,903)
Goodwill	(E)	27,685	26,152	25,651
Non-current investments – financial assets	(F)	12,255	14,446	6,090
Initial direct costs on operating leases	(G)	232	357	351
Tenant deposits	(H)	43	89	111
Impairment of financial assets	(I)	(2,088)	(1,378)	(519)
Present value accounting – tax credits	(J)	10,943	7,310	5,803
Investments in associates	(K)	(6,454)	(11,814)	(11,609)
Investments in joint ventures	(L)	-	277	28
Acquisition of non-controlling interest	(M)	-	(14,773)	(14,773)
Deferred income tax	(N)	(107)	(10,900)	(8,565)
Non- controlling interest on adjustment above	(O)	691	(478)	(220)
Subtotal shareholders’ equity under IFRS attributable to Alto Palermo S.A.		795,918	929,601	823,876
Non-controlling interest		136,836	143,925	148,647
Total shareholders’ equity under IFRS		932,754	1,073,526	972,523

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.2.	Summary of comprehensive income

		Nine months	Three months
	Ref. 2.3.10.3.	03.31.12	03.31.12	06.30.12
Net comprehensive income under Argentine GAAP attributable to Alto Palermo S.A.		250,915	68,661	327,842
Revenue recognition – “scheduled rent increases”	(A)	20,488	6,829	27,317
Revenue recognition – “letting fees”	(B)	(6,859)	(2,777)	(8,999)
Trading properties	(C)	10,348	3,171	9,661
Pre-operating and organization expenses	(D)	3,717	1,854	1,058
Goodwill	(E)	(1,533)	(531)	(2,034)
Non-current investments – financial assets	(F)	2,191	649	(6,165)
Initial direct costs on operating leases	(G)	125	(6)	119
Tenant deposits	(H)	46	14	68
Impairment of financial assets	(I)	710	947	1,569
Present value accounting – tax credits	(J)	(3,633)	(1,959)	(5,140)
Investments in associates	(K)	(5,360)	(5,877)	(5,155)
Investments in joint ventures	(L)	277	89	28
Deferred income tax	(N)	(10,793)	(3,291)	(8,458)
Non- controlling interest on adjustment above	(O)	78	(117)	336
Net comprehensive income under IFRS attributable to Alto Palermo S.A.		260,717	67,656	332,047
Non-controlling interest		9,762	3,168	13,597
Total net comprehensive income under IFRS Alto Palermo S.A.		270,479	70,824	345,644

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.3.	Reconciliation of Statement of Financial Position at July 1, 2011

	Argentine GAAP balances I	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	-	a)	1,554,681	G	232	1,554,913
Property, plant and equipment, net	1,504,698	a), f), g)	(1,487,296)		-	17,402
Trading properties	-	b), c)	39,941	C	(7,164)	32,777
Intangible assets, net	42,732	g)	1,069	D	(21,056)	22,745
Investments in associates and joint ventures	55,626	f)	(1,538)	K	(6,454)	47,634
Deferred income tax assets	10,021		-	N	12,769	22,790
Trade and other receivables, net	47,954		-	A, J	35,806	83,760
Investments in financial assets	-	d)	64,001	F	12,255	76,256
Investments	156,794	a), b), d)	(156,794)		-	-
Inventories	26,753	b), c)	(26,753)		-	-
Negative goodwill	(27,685)		-	E	27,685	-
Total Non-Current Assets	1,816,893		(12,689)		54,073	1,858,277

Current Assets
Trading properties	-	b)	32,754	C, D	(18,530)	14,224
Inventories	40,138	b)	(32,754)		-	7,384
Trade and other receivables, net	292,143	f)	12,689	A, I	19,690	324,522
Investments in financial assets	-	e)	29,396		-	29,396
Investments	29,396	e)	(29,396)		-	-
Cash and cash equivalents	145,552		-		-	145,552
Total Current Assets	507,229		12,689		1,160	521,078
TOTAL ASSETS	2,324,122		-		55,233	2,379,355

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	125,961		-		-	125,961
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,290		-		-	536,290
Appraisal revaluation	3,953	j)	(3,953)		-	-
Legal reserve	26,045		-		-	26,045
Reserve for new developments	183		-		-	183
Voluntary reserve	147		-		-	147
Retained earnings	11,074	j)	3,953		7,644	22,671
Equity attributable to equity holders of the parent	788,274		-		7,644	795,918
Non-controlling interest	137,527		-	O	(691)	136,836
TOTAL SHAREHOLDERS´ EQUITY	925,801		-		6,953	932,754

LIABILITIES
Non-Current Liabilities
Trade and other payables	126,127		-	B, H	17,807	143,934
Borrowings	615,503		-		-	615,503
Deferred income tax liabilities	124,808		-	N	12,876	137,684
Provisions	12,829		-		-	12,829
Total Non-Current Liabilities	879,267		-		30,683	909,950
Current Liabilities
Trade and other payables	306,948		-	B, H	17,597	324,545
Income tax liabilities	66,163		-		-	66,163
Payroll and social security liabilities	24,061		-		-	24,061
Borrowings	121,615		-		-	121,615
Provisions	267		-		-	267
Total Current Liabilities	519,054		-		17,597	536,651
TOTAL LIABILITIES	1,398,321		-		48,280	1,446,601
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,324,122		-		55,233	2,379,355

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.4.	Reconciliation of Statement of Financial Position at March 31, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	-	-	a)	1,517,778	G	357	1,518,135
Property, plant and equipment, net	1,487,142	(12,226)	a), f), g)	(1,458,179)		-	16,737
Trading properties	-	-	b), c)	46,236	C	(11,532)	34,704
Intangible assets, net	61,605	(6,978)	g)	906	D, M	(33,017)	22,516
Investments in associates and joint ventures	45,991	20,856		-	K, L	(11,537)	55,310
Deferred income tax assets	20,941	-		-	N	1,438	22,379
Trade and other receivables, net	44,946	-		-	A, J	44,182	89,128
Investments in financial assets	-	-	d)	58,945	F	14,446	73,391
Inventories	33,048	-	b), c)	(33,048)		-	-
Investments	151,738	-	a), b), d)	(151,738)		-	-
Negative goodwill	(26,152)	-		-	E	26,152	-
Total Non-Current Assets	1,819,259	1,652		(19,100)		30,489	1,832,300
Current Assets
Trading properties	-	-	b)	8,674	C	(3,814)	4,860
Inventories	16,817	-	b)	(8,674)		-	8,143
Trade and other receivables, net	350,956	(4,460)	f)	19,100	A, I	29,784	395,380
Investments in financial assets	-	-	e)	84,861		-	84,861
Investments	84,861	-	e)	(84,861)		-	-
Cash and cash equivalents	180,577	(1,540)		-		-	179,037
Total Current Assets	633,211	(6,000)		19,100		25,970	672,281
TOTAL ASSETS	2,452,470	(4,348)		-		56,459	2,504,581

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	125,989	-		-		-	125,989
Inflation adjustment of share capital	84,621	-		-		-	84,621
Share premium	536,300	-		-		-	536,300
Reserve for share-based compensation	2,192	-		-		-	2,192
Appraisal revaluation	3,953	-	j)	(3,953)		-	-
Legal reserve	39,074	-		-		-	39,074
Acquisition of additional interest in subsidiaries	-	-		-	M	(16,020)	(16,020)
Retained earnings	136,046	-	j)	3,953		17,446	157,445
Equity attributable to equity holders of the parent	928,175	-		-		1,426	929,601
Non-controlling interest	143,447	-		-	O	478	143,925
TOTAL SHAREHOLDERS´ EQUITY	1,071,622	-		-		1,904	1,073,526

LIABILITIES
Non-current liabilities
Trade and other payables	140,229	(2,533)		-	B, H	20,358	158,054
Borrowings	657,231	-		-		-	657,231
Deferred income tax liabilities	116,939	(51)		-	N	12,338	129,226
Provisions	12,896	-		-		-	12,896
Total Non-Current Liabilities	927,295	(2,584)		-		32,696	957,407
Current liabilities
Trade and other payables	287,018	(1,639)		-	B, H	21,859	307,238
Income tax liabilities	82,924	-		-		-	82,924
Payroll and social security liabilities	17,163	(125)		-		-	17,038
Borrowings	66,448	-		-		-	66,448
Total Current Liabilities	453,553	(1,764)		-		21,859	473,648
TOTAL LIABILITIES	1,380,848	(4,348)		-		54,555	1,431,055
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,452,470	(4,348)		-		56,459	2,504,581

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.5.	Reconciliation of Statement of Financial Position at June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties, net	1,336	-	a)	1,552,107	G	351	1,553,794
Property, plant and equipment, net	1,581,826	(110,288)	a), f), g)	(1,454,053)		-	17,485
Trading properties	-	-	b), c)	46,084	C	(10,750)	35,334
Intangible assets, net	68,037	(5,896)	g)	906	D, M	(40,546)	22,501
Inventories	32,896	-	b), c)	(32,896)		-	-
Investments in associates and joint ventures	48,209	77,795		-	E, K, L	(11,549)	114,455
Deferred income tax assets	8,896	-		-	N	14,571	23,467
Trade and other receivables, net	38,673	(1,433)		-	A, J	45,648	82,888
Investments in financial assets	-	-	d)	98,903	F	6,090	104,993
Investments	231,810	-	a), b), d)	(231,810)		-	-
Negative goodwill	(25,619)	-		-	E	25,619	-
Total Non-Current Assets	1,986,064	(39,822)		(20,759)		29,434	1,954,917
Current Assets
Trading properties	-	-	b)	5,136	C	(1,124)	4,012
Inventories	15,544	(14)	b)	(5,136)		-	10,394
Trade and other receivables, net	336,688	(5,173)	f)	20,759	A, I	34,499	386,773
Investments in financial assets	-	(1,052)	e)	46,124		-	45,072
Investments	46,124	-	e)	(46,124)		-	-
Cash and cash equivalents	103,954	(1,256)		-		-	102,698
Total Current Assets	502,310	(7,495)		20,759		33,375	548,949
TOTAL ASSETS	2,488,374	(47,317)		-		62,809	2,503,866

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	125,989	-		-		-	125,989
Inflation adjustment of share capital	84,621	-		-		-	84,621
Share premium	536,300	-		-		-	536,300
Reserve for share-based compensation	2,138	-		-		-	2,138
Appraisal revaluation	3,953	-	j)	(3,953)		-	-
Legal reserve	39,074	-		-		-	39,074
Acquisition of additional interest in subsidiaries	-	-		-	M	(16,020)	(16,020)
Retained earnings	35,972	-	j)	3,953		11,849	51,774
Equity attributable to equity holders of the parent	828,047	-		-		(4,171)	823,876
Non-controlling interest	148,427	-		-	O	220	148,647
TOTAL SHAREHOLDERS´ EQUITY	976,474	-		-		(3,951)	972,523

LIABILITIES
Non-Current Liabilities
Trade and other payables	142,117	(4,120)		-	B, C, H	22,211	160,208
Borrowings	697,979	(17,429)		-		-	680,550
Deferred income tax liabilities	108,746	(6,044)		-	N	18,266	120,968
Provisions	11,593	-		-		-	11,593
Total Non-Current Liabilities	960,435	(27,593)		-		40,477	973,319
Current Liabilities
Trade and other payables	337,433	(1,836)		-	B H	26,283	361,880
Income tax liabilities	105,415	(4)		-		-	105,411
Payroll and social security liabilities	26,411	(240)		-		-	26,171
Borrowings	82,206	(17,644)		-		-	64,562
Total Current Liabilities	551,465	(19,724)		-		26,283	558,024
TOTAL LIABILITIES	1,511,900	(47,317)		-		66,760	1,531,343
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,488,374	(47,317)		-		62,809	2,503,866

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.6.	Reconciliation of comprehensive income for the nine-month period ended March 31, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
Revenues	671,622	(2,761)	h), i)	328,535	A, B, H	13,892	1,011,288
Costs	(159,296)	1,382	h)	(326,582)	C, D, G	21,727	(462,769)
Gross Profit	512,326	(1,379)		1,953		35,619	548,519
General and administrative expenses	(44,526)	322		-	D, E	961	(43,243)
Selling expenses	(30,426)	477		-	G, I	835	(29,114)
Gain from recognition of assets at net realizable value	8,553	-		-	C	(8,553)	-
Other operating expenses, net	-	-	i)	(2,348)		-	(2,348)
Profit from Operations	445,927	(580)		(395)		28,862	473,814
Share of profit / (loss) of associates and joint ventures	7,906	356		-	K, L	(5,083)	3,179
Amortization of goodwill, net	1,603	-		-	E	(1,603)	-
Other income, net	(388)	(7)	i)	395		-	-
Profit from Operations Before Financing and Taxation	455,048	(231)		-		22,176	476,993
Finance income	45,929	(81)		-	F, J	(1,442)	44,406
Finance costs	(110,958)	269		-	H	(217)	(110,906)
Financial results, net	(65,029)	188		-		(1,659)	(66,500)
Profit Before Income Tax	390,019	(43)		-		20,517	410,493
Income tax expense	(129,264)	43		-	N	(10,793)	(140,014)
Profit for the Period	260,755	-		-		9,724	270,479

Attributable to:
Equity holders of the parent	250,915	-		-	O	9,802	260,717
Non-controlling interest	9,840	-		-		(78)	9,762

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.7.	Reconciliation of comprehensive income for the three-month period ended March 31, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II (*)	Reclassifications III (*)	Measurement adjustments IV (*)	IFRS balances V
Revenues	205,090	(1,146)	100,593	4,156	308,693
Costs	(43,455)	603	(100,766)	4,911	(138,707)
Gross Profit	161,635	(543)	(173)	9,067	169,986
General and administrative expenses	(15,457)	154	-	1,438	(13,865)
Selling expenses	(13,806)	338	-	899	(12,569)
Gain from recognition of assets at net realizable value	1,280	-	-	(1,280)	-
Other operating expenses, net	-	-	(2,012)	-	(2,012)
Profit from Operations	133,652	(51)	(2,185)	10,124	141,540
Share of profit / (loss) of associates and joint ventures	1,809	307	-	(5,788)	(3,672)
Amortization of goodwill, net	533	-	-	(533)	-
Other income, net	(2,196)	11	2,185	-	-
Profit from Operations Before Financing and Taxation	133,798	267	-	3,803	137,868
Finance income	10,874	(142)	-	(1,310)	9,422
Finance costs	(34,013)	205	-	(90)	(33,898)
Financial results, net	(23,139)	63	-	(1,400)	(24,476)
Profit Before Income Tax	110,659	330	-	2,403	113,392
Income tax expense	(38,947)	(330)	-	(3,291)	(42,568)
Profit for the period	71,712	-	-	(888)	70,824

Attributable to:
Equity holders of the parent	68,661	-	-	(1,005)	67,656
Non-controlling interest	3,051	-	-	117	3,168

(*)	Corresponds to the same reclassifications and/or measurement adjustments explained in Notes 2.3.6 and 2.3.8.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.8.	Reconciliation of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 2.3.10.2	Reclassifications III	Ref. 2.3.10.3	Measurement adjustments IV	IFRS balances V
Revenues	923,618	(6,300)	h), i)	445,739	A, B, C, H	14,346	1,377,403
Costs	(208,641)	3,696	h)	(445,676)	C, D, G	22,659	(627,962)
Gross Profit	714,977	(2,604)		63		37,005	749,441
General and administrative expenses	(60,028)	494		-	D, E	69	(59,465)
Selling expenses	(45,986)	706		-	G, I	1,904	(43,376)
Gain from recognition of assets at net realizable value	8,870	-		-	C	(8,870)	-
Other operating expenses, net	-	-	i)	(21,874)	D	1,058	(20,816)
Profit from Operations	617,833	(1,404)		(21,811)		31,166	625,784
Share of profit / (loss) of associates and joint ventures	10,125	(1,272)		-	E, K, L	(5,095)	3,758
Amortization of goodwill, net	2,105	31		-	E	(2,136)	-
Other income, net	(21,872)	61	i)	21,811		-	-
Profit from Operations Before Financing and Taxation	608,191	(2,584)		-		23,935	629,542
Finance income	65,309	(1,049)		-	C, F, J	(11,331)	52,929
Finance costs	(160,000)	2,866		-	H	(277)	(157,411)
Financial results, net	(94,691)	1,817		-		(11,608)	(104,482)
Profit Before Income Tax	513,500	(767)		-		12,327	525,060
Income tax expense	(171,725)	767		-	N	(8,458)	(179,416)
Profit for the year	341,775	-		-		3,869	345,644

Attributable to:
Equity holders of the parent	327,842	-		-		4,205	332,047
Non-controlling interest	13,933	-		-	O	(336)	13,597

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.9.	Reconciliation of cash flows for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

	03.31.2012	06.30.2012
Cash generated from operating activities under Argentine GAAP	417,466	623,753
Direct cost capitalization	125	119
Deconsolidation of joint ventures	(905)	(7,005)
Foreign exchange gain on cash and cash equivalents	4,177	2,962
Cash generated from operating activities under IFRS	420,863	619,829

(b)	Investing activities

	03.31.2012	06.30.2012
Cash used in investing activities under Argentine GAAP	(142,899)	(251,436)
Acquisition of additional interest in subsidiaries	7,938	7,363
Direct cost capitalization	(125)	(119)
Deconsolidation of joint ventures	(635)	(15,337)
Cash used in investing activities under IFRS	(135,721)	(259,529)

(c)	Financing activities

	03.31.2012	06.30.2012
Cash used in financing activities under Argentine GAAP	(239,542)	(413,915)
Acquisition of additional interest in subsidiaries	(7,938)	(7,363)
Deconsolidation of joint ventures	-	21,086
Cash used in financing activities under IFRS	(247,480)	(400,192)

(d)	Net increase / (decrease) in cash and cash equivalents

	03.31.2012	06.30.2012
Net increase/ (decrease) in cash and cash equivalents under Argentine GAAP	35,025	(41,598)
Foreign exchange gain on cash and cash equivalents	4,177	2,962
Deconsolidation of joint ventures	(1,540)	(1,256)
Net increase/ (decrease) in cash and cash equivalents under IFRS	37,662	(39,892)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.10.	Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the current IFRS accounting policies applied by the Group. Only the differences having an impact on the Group are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and IFRS. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the summary tables above, which reflect the quantitative impacts from each change.

Column I in the tables on previous pages represents the Argentine GAAP balances prior to transition as published in the latest Group’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to July 1, 2011 and for the nine and three-month periods ended March 31, 2012. However, certain reclassifications and/or groupings have been made to such information in Column I to avoid lengthy explanations of certain format changes introduced in these first IFRS financial statements. The following changes have been made the previous Argentine GAAP statement of financial position in Column I:

(1)	The line items "Trade receivables" and "Other receivables" have been grouped into the new line item "Trade and other receivables”.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable”, “Other liabilities” and “Dividends payable”  have been also grouped into the new line item “Trade and other payables”, with the exception of income tax currently payable and deferred income taxes which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, in the line named “Cash and cash equivalents”.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(5)	Investments in associates previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in associates and joint ventures”.

(6)
The portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as “Minority interest” and is classified as a separate component between the liability and equity sections of the statement of financial position (mezzanine section). IFRS 10 “Consolidated financial statements” specifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. The Group has non-controlling interest in more than one subsidiary. Accordingly, the Group aggregated its various non-controlling interests on the consolidated statements, renamed them as “Non-controlling interest” and reclassified the aggregated amount from the mezzanine section to shareholders’ equity at transition date.

The following changes have been made to the statement of comprehensive income for the year ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012:

(1)
The format of the income statement has been restructured to simplify its reading. To that effect, all revenue streams of the Group which were previously disclosed separately (i.e. leases and services, consumer financing and others), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenue and costs are then cross-referenced to respective notes in the financial statements where a detailed breakdown of the items included is provided per line of business.

(2)
Pursuant to the Argentine GAAP in force, the share of losses and profits from associates is shown after the financial income (expense) line, on the grounds that they arise from investing activity. Likewise, under IFRSs, the share of profits and losses from associates is generally shown after the financial income (expense) line. However, where associates and joint ventures are an integral vehicle to carry out the Group’s operations, it is more adequate to show the share of profits and losses of associates and joint ventures before financial income (expense). In accordance with its strategy, the Group conducts its operations through controlled companies or joint ventures. Therefore, under the IFRSs, the Group shows the profits or losses from associates and joint ventures before the financial income (expense) line. For of simplicity, the share of profits and losses from associates is shown before financial income (expenses), in Column I.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(3)
Non-controlling interests in the income of a consolidated subsidiary which was previously classified as a component of net earnings within the income statement has been presented as an allocation of net earnings in Column I. As part of the adoption to IFRS, the term "Minority interest" has also been replaced with the new term "non-controlling interest" in accordance with IAS 1.

(4)
Under the Argentine GAAP in force, financial income (expense) are broken down depending on whether it is generated by assets or liabilities. Under the IFRSs, the Group has adopted the criterion of showing financial income and financial expenses on different lines in the income statement. For of simplicity, the Group has reclassified the figures as per Argentine GAAP in force shown under “Financial income (expense) generated by assets” and “Financial income (expense) generated by liabilities”, into “Financial income” and “Financial expense” as established by the IFRSs, as applicable, in Column I.

2.3.10.1	Deconsolidation of joint ventures (Column II)

Argentine GAAP – Entities in which the Group has joint control are proportionately consolidated. As of July 1st, 2011, the Group did not have joint venture´s investments. As at March 31, 2012, the joint venture of the Group is Nuevo Puerto de Santa Fe S.A.. As at June 30, 2012, joint ventures of the Group are Nuevo Puerto de Santa Fe S.A. and Quality Invest S.A..

IFRS - The Group has assessed the nature of its joint arrangements in line with IFRS 11 “Joint Arrangements” and determined them to be joint ventures. Joint ventures are accounted for under the equity method of accounting.

As a result, the Group deconsolidated the accounts of the joint ventures and presented them as a single line item on the face of the statement of financial position. Column II titled “Deconsolidation of joint ventures” reflects the elimination on a line-by-line basis of the Argentine GAAP pro-rata equity interest in the joint ventures and recognition of the Group’s investments in the joint ventures as a single line item titled “Investments in associates and joint ventures” on the statement of financial position and as a single line item titled “Share of profit or loss of associates and joint ventures”. The impact of the IFRS adjustments on joint venture balances in further discussed in Note 2.3.10.3 below.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.3.10.2	Presentation reclassifications (Column III)

Presentation reclassifications affecting the statement of financial position

The column titled “Presentation Reclassifications” reflects the differences in disclosure and format between the statement of financial position under Argentine GAAP and IFRS. Unless otherwise stated, amounts have been reclassified for presentational purposes under IFRS prior to affecting the corresponding IFRS adjustments, as applicable, to the Argentine GAAP amounts. The impact of the IFRS adjustments on reclassified balances is included in Column IV titled ¨Measurement Adjustments¨ and is further discussed in Note 2.3.10.3 below. Unless otherwise stated, these presentation reclassifications affect both the statement of financial position as at transition date, i.e. July 1, 2011, March 31, 2012 and June 30, 2012.

(a)	Investment properties

Argentine GAAP – There are not specific requirements for presentation of investment property. Accordingly, the Group does not present separately investment property and includes it as part of property, plant and equipment and non-current investments.

Certain property of the Group is being partially owner-occupied while the rest is being rented out to third parties. There is no such distinction under Argentine GAAP. Portions that are owner-occupied are accounted for and presented in the same way as portions that are being rented out.

There is no distinction under Argentine GAAP and property rented out to associates or joint ventures are accounted for as property, plant and equipment.

IFRS – IAS 1 “Presentation of Financial Statements” requires investment property to be presented as a separate line item on the face of the statement of financial position within non-current assets.

In addition, the portions of the property that are being owner-occupied are accounted for and presented as property, plant and equipment under IAS 16 while the portions being rented out are treated and presented as investment property under IAS 40.

As a result, the Group reclassified the corresponding amounts of Ps. 1,475,076, Ps. 1,438,173 and Ps. 1,432,388 out of property, plant and equipment and Ps. 79,605, Ps. 79,605 and Ps. 119,719 respectively  out of non-current investments as at July 1, 2011, March 31, 2012 and June 30, 2012, into a new line item titled “Investment properties, net” under IFRS.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(b)	Trading properties

Argentine GAAP – There are not specific requirements for separate presentation of trading properties. Trading property is included as part of inventories and non-current investments.

IFRS – Trading properties are inventories under IAS 2 “Inventories”. The Group also has harvested, materials and supplies, and other items classified as inventories under IAS 2. Due to the significance and different nature of these inventories, the Group decided to present trading property separately.

As a result, the Group reclassified the corresponding amounts of Ps. 36,198, Ps. 18,114 and Ps. 14,424 out of inventories and Ps. 13,188, Ps. 13,188 and Ps. 13,188 out of non-current investments as at July 1, 2011, March 31, 2012 and June 30, 2012 into a new line item titled “Trading properties” under IFRS.

(c)	In-kind receivables from barter transactions

Argentine GAAP – In-kind receivables from barter transactions representing the Group’s right to receive residential apartments to be constructed by a third-party developer are classified as inventory on the face of the statement of financial position.

IFRS – In-kind receivables, representing the Group´s right to receive residential apartments to be constructed by a third party developer, are not financial assets under IFRS. These in-kind receivables are similar to trading property and they are classified accordingly in current or non-current assets, as appropriate.

The Group reclassified the corresponding amounts of Ps. 23,309, Ps. 23,608 and Ps. 23,608 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, out of inventories into the new line item titled “Trading properties” within non-current or current assets, as appropriate, under IFRS.

(d)	Non-current investments – financial assets

Argentine GAAP – There are not specific requirements for separate presentation of financial assets. Certain financial assets carried at cost under Argentine GAAP were included within non-current investments.

IFRS – IAS 1 “Presentation of Financial Statements” requires financial assets carried at fair value through profit or loss to be presented as a separate line item on the face of the statement of financial position.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Group reclassified the corresponding amounts of Ps. 64,001, Ps. 58,945 and Ps. 98,903 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, out of non-current investments into a new line item titled “Investments in financial assets” within non-current assets under IFRS.

(e)	Current investments – financial assets

Argentine GAAP – Certain instruments carried at fair value are included within the line item investments in the face of the statement of financial position.

IFRS – These investments are also carried at fair value but they are separately disclosed in the new line item titled “Investments in financial assets”.

The Group reclassified the corresponding amounts of Ps. 29,396, Ps. 84,861 and Ps. 46,124 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, out of investments into “Investments in financial assets” under IFRS.

(f)	Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

Argentine GAAP – Receivables representing money advances made for the purchase of items of property, plant and equipment, inventories and investments in associates and joint ventures are shown as part of their respective balances.

IFRS – Advances for the purchase of items of investment property, property, plant and equipment, inventories and investments in associates and joint ventures are not considered part of these balances until the respective item is received, and, thus, they are shown within “Trade and other receivables, net”.

As a result, the Group reclassified Ps. 11,151, Ps. 19,100 and Ps. 20,759 from property, plant and equipment, as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, and Ps. 1,538, from investments in associates and joint ventures, as at July 1, 2011 into “Trade and other receivables, net”.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(g)	Software

Argentine GAAP – Under Argentina GAAP, the Group classified software into Property, plant and equipment.

IFRS – Software is not considered part of property, plant and equipment thus, it is shown within Intangible assets, net”.

As a result, the Group reclassified the corresponding amounts of Ps. 1,069, Ps. 906 and Ps. 906 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, out of property, plant and equipment into “Intangible assets, net” under IFRS.

Presentation reclassifications affecting the statement of comprehensive income

(h)	Revenue – service charges

Argentine GAAP – The Group structures its operating leases to allow for recovery of a significant portion of property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from tenants. A substantial portion of the Group’s leases require the tenants to reimburse the Group for a substantial portion of operating expenses, including common area maintenance, real estate taxes and insurance. The Group’s tenants are required to pay for their proportionate share of property common operating costs. These expenses (“service charge expenses”) are incurred and paid by the Group and subsequently charged to tenants without any mark-up (“service charge income”).

Under Argentine GAAP, service charge income and service charge expense are offset and presented net in the income statement.

IFRS – IAS 18 states that whether an entity is acting as a principal or an agent in transactions is dependent on the facts and circumstances of the relationship. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Therefore, service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred and any property operating expenditure not recovered from tenants through service charges or when the property is vacant are charged to the income statement. The Group’s advertising and promotional costs are expensed as incurred.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, under IFRS, Ps. 328,535 for the period ended March 31, 2012, and Ps. 445,676 for the year ended June 30, 2012 were recognized for service charge income as a component of Group’s revenue with a corresponding amount of service charge expense as a component of Group’s costs. As the Group charges tenants the same amounts expensed with suppliers without any mark-up, there is no impact on operating income, net income or cash flows.

(i)	Other operating income, net

Argentine GAAP – Under Argentine GAAP, certain income and expense items are included as part of financial results or other non-operating income and expenses, as appropriate. These items primarily comprise donations, among others.

IFRS – Under IFRS, income and expense items are generally presented under IFRS as “Other operating income, net”.

As a result, under IFRS, the Group has reclassified gains or losses on these items to “Revenues” and “Other operating income, net”, for the period ended March 31, 2012 and for the year ended June 30, 2012.

Presentation reclassifications affecting the statement of changes in shareholders´ equity

(j)	Appraisal revaluation

Argentine GAAP – Fixed assets include Ps. 3,953 resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity.

IFRS – Under IFRS and following with the comments made on the deemed cost exemption, the Group has relied on revaluations made under the prior standard and the balance of the valuation reserve was reclassified as retained earnings.

Presentation reclassifications affecting the statement of cash flows for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012

Pursuant to Argentine GAAP, the Group proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

On the other hand, under the Argentine GAAP in force, the effect of exchange rate changes on cash and cash equivalents was shown as part of operating activities and not under a fourth category in the statement of cash flows as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds derived from sale of property, plant and equipment (including properties classified as investment property under IFRS) was reported as operating activities. In accordance with IFRS, proceeds derived from sale of investment property and property, plant and equipment is reported as investment activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.10.3	Valuation adjustments (Column IV)

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A) Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Group applied IAS 17 ‘Leases’. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group recognized a receivable for rent averaging of Ps. 47,546, Ps. 68,034 and Ps. 74,863 in the line item “trade and other receivables” as at July 1, 2011, March 31, 2012 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012 an amount of Ps. 47,546 was recognized against retained earnings and an amount of Ps. 20,488 was recognized against the line item titled “Revenues” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 47,546 against retained earnings and an amount of Ps. 27,317 was recognized against the line item titled “Revenues” in the statement of income.

 (B) Revenue recognition – “letting fees”

Argentine GAAP – The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS – The Group considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

In the line item “Trade and other payables”, payments received from tenants for “letting fees” of Ps. 35,447, Ps. 42,306 and Ps. 44,446 were deferred as at July 1, 2011, as at March 31, 2012 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, an amount of Ps. 35,447 was recognized against retained earnings and an amount of Ps. 6,859 was recognized against the line item titled “Revenues”. For the year ended June 30, 2012 an amount of Ps. 35,447 was recognized against retained earnings and an amount of Ps. 8,999 was recognized against the line item titled “Revenues” in the statement of income.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(C) Trading properties

Argentine GAAP –Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gain on the revaluation of trading property to net realizable value is shown as “Gain from recognition of inventories at net realizable value” in the statement of income.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts. For conditional exchanges, sales are recognized when these conditions are satisfied.

As a result, the Group eliminated the effect of inflation adjustment on trading properties for a total of Ps. 10,730, Ps. 7,164 and Ps. 7,164 as at July 1, 2011, as at March 31, 2012, and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, an amount of Ps. 10,730 was recognized against retained earnings, and an amount of Ps. 3,566 was recognized against the line item “Costs” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 10,730 was recognized against retained earnings and an amount of Ps. 3,566 was recognized against the line item “Costs” in the statement of income.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

On the other hand, the Group adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 14,964, Ps. 8,182 and Ps. 8,869 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine month period ended March 31, 2012, the Group recognized: (i) a gain of Ps. 15,335 against “Costs” in the statement of income, (ii) a decrease for an amount of Ps. 8,553 in the line “Gain from recognition of inventories at net realizable value”, as shown in the statement of income according to Argentine GAAP, and (iii) the remaining amount of Ps. 14,964 against retained earnings. For the fiscal year ended June 30, 2012, the Group recognized: (i) a gain of Ps. 19,309 against “Costs” in the statement of income, (ii) a decrease of Ps. 4,318 in the line “Revenues” and,  (iii) a decrease for an amount of Ps. 8,870 in the line “Gain from recognition of inventories at net realizable value”, as shown in the statement of income according to Argentine GAAP, (iv) a decrease of Ps. 26 in the line “Finance income”, and (iv) the remaining amount of Ps. 14,964 against retained earnings.

(D) Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investing property, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP for an amount of Ps. 21,961, Ps. 18,244 and Ps. 20,903, as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, were derecognized under IFRS. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, the Group recognized: (i) a gain of Ps. 2,826 against “Costs” in the statement of income, (ii) a gain of Ps. 891 against “General and administrative expenses” in the statement of income and (iii) the remaining amount of Ps. 21,961 against retained earnings. For year ended June 30, 2012, the Group recognized (i) a gain of Ps. 3,170 against “Costs” in the statement of income, (ii) a loss of Ps. 2,112 against “General and administrative expenses” in the statement of income, and (iii) the remaining amount of Ps. 21,961 against retained earnings.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(E) Goodwill

Goodwill

Argentine GAAP – The Group accounts for acquisitions of businesses and non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the Group allocates the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 506. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. The amortization for the period ended March 31, 2012 and for the year ended June 30, 2012 was Ps. 0 and Ps. 32, respectively. As a result, this amortization charge has been adjusted against the line item “Amortization of goodwill”, which is disclosed in the statement of income under Argentine GAAP.

Negative Goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest is lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's interest in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. Such amortization is recognized under the line “Share of profit of associates and joint ventures” in the income statement.

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated, and the carrying amount of negative goodwill under IFRS as of July 1, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's interest in the net fair values of the associate's and/or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 27,685, Ps. 26,021 and Ps. 25,619 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. Additionally, the balances of investments in associates and joint ventures in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 186, Ps. 131 and Ps. 112 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively.

During July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, the Group recognized: (i) a gain of Ps. 70 against “Administrative expenses” in the statement of income, (ii) a decrease of Ps. 1,603 in the line item “Amortization of goodwill” which, in line with Argentine GAAP, is disclosed in the statement of income, and (iii) the remaining amount of Ps. 27,685 against retained earnings. For year ended June 30, 2012, the Group recognized: (i) a loss of Ps. 69 against “General and administrative expenses” in the statement of income, (ii) a decrease of Ps. 2,136 in the line item “Amortization of goodwill” which, in line with Argentine GAAP, is disclosed in the statement of income, and (iii) the remaining amount of Ps. 27,685 against retained earnings.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(F) Non-current investments – financial assets

Argentine GAAP – The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A.. Under Argentine GAAP, these investments are carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS – Under IFRS 9, all equity investments are measured at fair value. For certain equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. Nevertheless, the Group has not chosen to recognize the changes in fair value of shares under other comprehensive income. Therefore, The Group has elected to recognize changes in the fair value of these equity securities in the statement of income.

As a result, the Group adjusted the value of these equity securities to fair value by Ps. 12,255, Ps. 14,446 and Ps. 6,090 at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, an amount of Ps. 12,255 was recognized against retained earnings and a gain of Ps. 2,191 gain was recognized against the line item “Financial results, net” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 12,255 was recognized against retained earnings and an amount of Ps. 6,165 was recognized against the line item titled “Financial results, net” in the statement of income.

(G) Initial direct costs on operating leases

Argentine GAAP – Under Argentine GAAP, certain initial direct costs (i.e. legal fees, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, Ps. 232, Ps. 357 and Ps. 351, as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, were added to investment property. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, an amount of Ps. 232 was recognized against retained earnings and an amount of Ps. 125 was recognized against the line item “Selling expenses” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 232 was recognized against retained earnings and an amount of Ps. 335 was recognized against the line item “Selling expenses” and Ps. 216 against “Costs” in the statement of income.

(H) Tenant deposits

Argentine GAAP – The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally are one months of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

As a result, the Group adjusted the financial liability from tenant deposits within trade and other payables for an amount of Ps. 43, Ps. 89 and Ps. 111 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For period ended March 31, 2012, the Group recognized: (i) a gain of Ps. 263 against “Revenues” in the statement of income (due to an increased lease revenue under IFRS), (ii) a loss of Ps. 217 against “Financial costs” in the statement of income (due to recognition of financial liabilities at its amortized cost under IFRS), and (iii) the remaining amount of Ps. 43 against retained earnings. For the fiscal year ended June 30, 2012, the Group recognized: (i) a gain of Ps. 345 against “Revenues” in the statement of income (due to an increased lease revenue under IFRS), (ii) a loss of Ps. 277 against “Financial costs” in the statement of income (due to recognition of financial liabilities at its amortized cost under IFRS), and (iii) the remaining amount of Ps. 43 against retained earnings.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(I) Impairment of financial assets

Argentine GAAP - As at July 1, 2011, March 31, 2012 and June 30, 2012, the Group maintains receivables relating to credit card loans. Which receivables are carried at amortized cost.  Under Argentine GAAP, the Group determined a provision for doubtful accounts based on specific criteria set forth for financial and banking institutions.

IFRS – The Group applied the criteria for impairment provisions in IFRS 9.

As a result, the Group recognized an impairment loss of Ps. 2,088 and Ps. 1,378 and Ps. 519 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, an amount of Ps. 2,088 was recognized against retained earnings and an amount of Ps. 710 was recognized against the line item titled “Selling expenses” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 2,088 was recognized against retained earnings and an amount of Ps. 1,569 was recognized against the line item titled “Selling expenses” in the statement of income.

(J) Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Group eliminated the effect of discounting tax credits for an amount of Ps. 10,943, Ps. 7,310 and Ps. 5,803 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, an amount of Ps. 10,943 was recognized against retained earnings and an amount of Ps. 3,633 was recognized against the line item titled “Financial Results, net” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 10,943 was recognized against retained earnings and an amount of Ps. 5,140 was recognized against the line item titled “Financial results, net” in the statement of income.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(K) Impact of adjustments in accordance with IFRS in investments in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As at June 30, 2012, the associate of the Group is Tarshop S.A.

IFRS – The Group assessed all of its interests in the entity mentioned in the paragraph above and determined that the Group exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Following is a description of the most significant IFRS adjustments to the net equity and income of associates.

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the provision for doubtful accounts for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

As a result, the net equity of these associates was reduced by Ps. 6,454, Ps. 11,814 and Ps. 11,609 as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012 an amount of Ps. 6,454 was recognized against retained earnings, an amount of Ps. 5,360 was recognized against “Share of profit / (loss) of associates and joint ventures” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 6,454 was recognized against retained earnings and an amount of Ps. 5,155 was recognized against “Share of profit / (loss) of associates and joint ventures” in the statement of income.

(L) Impact of IFRS adjustment on joint ventures

Argentine GAAP – Investments in entities in which the Group exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group´s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS – The Group assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. The Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at June 30, 2012, the joint ventures of the Group are Quality Invest S.A. and Nuevo Puerto Santa Fe S.A..

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Company applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized on a straight line basis over the lease agreement term.

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint venture eliminated the effect of discounting tax.

As a result, the net equities of the Group´s joint ventures were increased by Ps. 277 and Ps. 28 as of March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the Group did not have joint venture´s investments. For the period ended March 31, 2012, an amount of Ps. 277 gain was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 28 was recognized in the statement of income.

(M) Acquisition of non-controlling interest

As stated in Note 2.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests that took place before July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1, 2011 or after date.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Argentine GAAP – Under Argentine GAAP, the Group accounted the acquisition of the non-controlling interests under the purchase method of accounting.  Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS – Under IFRS, the Group applied the principles of IFRS 10 in accounting for changes in ownership interests.  As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional interest in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

As a result of the explanation above, as of March 31, 2012 the Group: (i) derecognize net assets in the amount of Ps. 14,773 as business goodwill, deferred tax liabilities and intangible assets, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 1,247, and (iii) recognized a debit in the amount of Ps. 16,020 against Shareholders' equity under IFRSs. Additionally, as of June 30, 2012 the Group: (i) derecognize net assets for Ps. 14,773 as business goodwill, deferred tax and intangible assets, (ii) recognized a decrease in non-controlling interest in an amount of Ps. 1,247, (iii) recognized a debit of Ps. 16,020 against equity.

(N) Deferred income tax

Argentine GAAP – The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Group has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 5,067, Ps. 6,363 and Ps. 6,705 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, an adjustment against retained earnings was recognized. For the period ended March 31, 2012, an amount of Ps. 5,067 was recognized against retained earnings, and an amount of Ps. 1,297 against “Income tax expense” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 5,067 against retained earnings and an amount of Ps. 1,638 against “Income tax expense” in the statement of income. In addition, the group has assessed the impact of all IFRS adjustments on deferred income tax. As a result, the Group recognized an adjustment to deferred income taxes of Ps. 4,960 (gain), Ps. 4,537 (loss) and Ps. 1,860 (loss) as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively As at July 1, 2011, the adjustment was recognized against retained earnings. For the period ended March 31, 2012, an amount of Ps. 4,960 was recognized against retained earnings, and an amount of Ps. 9,496 against “Income tax expense” in the statement of income. For the year ended June 30, 2012, an amount of Ps. 4,960 against retained earnings and an amount of Ps. 6,820 against “Income tax expense” in the statement of income.

(O) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2012, which are stated in Exhibit I and are based upon such IFRSs expected to be in force as of June 30, 2013.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements relative to the year ended June 30, 2012 described in Exhibit I.

3.	Seasonal effects on operations

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of religious festivals (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and sales

•	Purchase of financial assets

During this period the Group purchased:

a) Corporate notes Class II from its controlling company IRSA due on July 20, 2020 in the amount of USD 3.55 million, which accrue interest at a fixed annual rate of 11.5% and will be paid semi-annually, while payment of principal is due upon maturity.

b) Government of the City of Buenos Aires´ Bonds, for a nominal value of Ps. 19.0 million. These notes accrue interest at a fixed annual rate of 7.95%, payable semi- annually and maturing on April 29, 2014.

c) Corporate notes from Banco Hipotecario for Ps. 5 million, which accrue interest at a fixed annual rate of 18.75%, payable semi- annually and maturing on August 8, 2013.

•	Acquisition of interest in joint ventures

On November 29, 2012 APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)´s capital stock and votes for Ps. 32 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct enjoyment agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the City of Buenos Aires (the “Predio Ferial”) entered into in 1999 with SRA, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the usufruct enjoyment agreement being the main asset. APSA has allocated the price paid at the fair value of the net assets preliminary acquired based on the information available as of the closing date of these unaudited interim financial statements. Such fair value amounted to Ps. 15.3 million, which means a goodwill amount of Ps. 10.6 million recognized under the line “Investments in associates and joint ventures” in the statement of financial position for the period ended March 31, 2013. The fair value and identified goodwill should not be treated as final until the process of allocating the price paid is finalized.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and sales (Continued)

The fair value of the usufruct agreement has been determined by application of the discounted cash flow method. This estimate also considered a discount rate that reflects the market assessments regarding uncertainties in terms of the cash flow amount and timing. The amount of net future cash flows was estimated based on the specific features of the property, the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

•	Repurchase of convertible notes

On January 14, 2013, IRSA accepted the repurchase offer submitted by APSA in connection with all of the Series I notes issued by APSA, which are convertible into shares (“ONC” as per the initials in Spanish), mature in July 2014 and amounted to a face value of USD 31.7 million, for a total price of USD 35.4 million, or USD 1.1148554 per each ONC note. On January 15, 2013, the Company paid IRSA the amount of Ps. 175 million, thus recording a loss derived from the repurchase of Ps. 10,257, which amount is shown under financial income (expenses).

5.	Financial Risk Management

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Group.

5.2.	Fair value estimates

Since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost). Neither have been any transfers between the different hierarchies used to assess the fair value of the Group's financial instruments, nor reclassifications between its categories.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting

The following tables present the business segments corresponding to urban properties and investments, the Group´s main activity:

	Nine months ended March 31, 2013
	Urban properties			Investments	Total urban properties and investment
	Shopping Center Properties	Offices and others	Sales and developments	Financial operations and others
Revenues	1,185,529	20,047	4,262	1,100	1,210,938
Costs	(548,871)	(10,402)	(2,854)	(845)	(562,972)
Gross profit	636,658	9,645	1,408	255	647,966
Gain from disposal of investment property	-	-	236	-	236
General and administrative expenses	(47,693)	(71)	-	(216)	(47,980)
Selling expenses	(39,023)	(785)	(642)	(187)	(40,637)
Other operating (expense) / income, net	(14,834)	(40)	-	1,995	(12,879)
Profit from Operations	535,108	8,749	1,002	1,847	546,706
Share of profit of associates and joint ventures	-	-	-	2,732	2,732
Segment Profit	535,108	8,749	1,002	4,579	549,438

Investment properties, net	1,423,752	106,759	188,320	-	1,718,831
Property, plant and equipment, net	13,636	3,111	-	-	16,747
Trading properties	-	-	38,589	-	38,589
Goodwill	1,830	14,490	-	-	16,320
Inventories	10,140	-	-	-	10,140
Investments in associates	-	-	-	39,332	39,332
Total segment assets	1,449,358	124,360	226,909	39,332	1,839,959

	Nine months ended March 31, 2012
	Urban properties			Investments
	Shopping Center Properties	Offices and others	Sales and developments	Financial Operations and others	Total urban properties and investment
Revenues	969,781	10,201	32,050	4,169	1,016,201
Costs	(447,634)	(5,991)	(10,356)	(1,917)	(465,898)
Gross profit	522,147	4,210	21,694	2,252	550,303
General and administrative expenses	(43,220)	-	-	(182)	(43,402)
Selling expenses	(29,989)	(97)	(1,318)	1,793	(29,611)
Other operating (expense) / income, net	(2,866)	-	-	455	(2,411)
Profit from Operations	446,072	4,113	20,376	4,318	474,879
Share of profit of associates and joint ventures	-	-	-	2,531	2,531
Segment Profit	446,072	4,113	20,376	6,849	477,410

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (continued)

The following tables present reconciliation between the total results of segment operations as shown in the column “Urban properties and investments” as of March 31, 2013 and 2012, and the results of operations as per the statement of comprehensive income. The adjustments relate to the presentation of the results of operations of joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Nine months ended March 31, 2013
	Total Segment reporting	Adjustment for share of profit / (loss) of joint ventures	As per Statement of Income
Revenues	1,210,938	(14,191)	1,196,747
Costs	(562,972)	8,392	(554,580)
Gross Profit / (Loss)	647,966	(5,799)	642,167
Gain from disposal of investment properties	236	-	236
General and administrative expenses	(47,980)	151	(47,829)
Selling expenses	(40,637)	997	(39,640)
Other operating (expense) / income, net	(12,879)	1,185	(11,694)
Profit from Operations Before Share of Profit of Associates and Joint Ventures	546,706	(3,466)	543,240
Share of profit / (loss) of associates and joint ventures	2,732	(447)	2,285
Profit from Operations Before Financing and Taxation	549,438	(3,913)	545,525

	Nine months ended March 31, 2012
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Revenues	1,016,201	(4,913)	1,011,288
Costs	(465,898)	3,129	(462,769)
Gross Profit / (Loss)	550,303	(1,784)	548,519
General and administrative expenses	(43,402)	159	(43,243)
Selling expenses	(29,611)	497	(29,114)
Other operating (expense) / income, net	(2,411)	63	(2,348)
Profit from Operations Before Share of Profit of Associates and Joint Ventures	474,879	(1,065)	473,814
Share of profit of associates and joint ventures	2,531	648	3,179
Profit from Operations Before Financing and Taxation	477,410	(417)	476,993

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting (continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

March 31, 2013
Total reportable assets as per Segment Information	1,839,959
Investment properties, net	(107,069)
Property, plant and equipment, net	(122)
Inventories	(104)
Investments in associates and joint ventures	142,047
Total assets as per the Statement of Financial Position	1,874,711

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)			Emprendimiento Recoleta S.A. (ERSA)
	March 31, 2013	June 30, 2012	July 1, 2011	March 31, 2013	June 30, 2012	July 1, 2011
Assets
Non-current assets	649,744	665,329	685,246	28,319	21,759	16,715
Current assets	158,678	118,044	63,809	40,589	43,695	39,396
Total assets	808,422	783,373	749,055	68,908	65,454	56,111
Liabilities
Non-current liabilities	22,016	22,855	24,682	3,221	4,356	3,961
Current liabilities	45,756	41,075	32,619	9,121	10,221	8,619
Total liabilities	67,772	63,930	57,301	12,342	14,577	12,580
Net assets	740,650	719,443	691,754	56,566	50,877	43,531

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (continued)

Summarized statement of comprehensive income

	PAMSA		ERSA
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Revenues	154,834	122,063	30,616	27,320
Profit before income tax	72,495	41,941	17,158	14,111
Income tax expense	(26,290)	(15,705)	(5,965)	(4,901)
Total comprehensive income	46,205	26,236	11,193	9,210
Profit attributable to non-controlling interest	9,241	5,247	5,184	4,266
Dividends paid to non-controlling interest	5,000	2,000	2,895	2,316

Summarized cash flows

	PAMSA		ERSA
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Net cash generated from operating activities	70,321	67,247	8,219	7,434
Net cash (used in) / generated from investing activities	(54,034)	(34,114)	(8,261)	8,608
Net cash used in financing activities	(25,137)	(12,751)	(6,316)	(5,036)
Net (decrease) / increase in cash and cash equivalents	(8,850)	20,382	(6,358)	11,006
Cash and cash equivalents at beginning of period	29,885	486	18,609	6,519
Foreign exchange gain / (loss) on cash and cash equivalents	1,644	630	1,470	641
Cash and cash equivalents at end of period	22,679	21,498	13,721	18,166

The information above is the amount before inter-company eliminations.

8.	Interests in joint ventures

As of March 31, 2013, the joint ventures of the Group are Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF) and Entertainment Holdings S.A. (EH). As of June 30, 2012, the joint ventures of the Group were Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.. The shares in these joint ventures are not publicly traded.

As noted in Note 4, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes and, as a consequence, APSA, which operates the fairground Predio Ferial de Buenos Aires, holds a jointly indirect interest in LRSA of 25%.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Interests in joint ventures (Continued)

In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent on December 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the above mentioned legal situation resulted in certain delays in gathering all necessary financial information to register the acquisition pursuant to IFRS 3. However, the Company has strived to complete the preliminary allocation of the price paid based on its fair value estimates made on the information available to date. Therefore, values included are preliminary and are subject to change. The Company expects to finalize this process by June 30, 2013.

Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	77,855	-
Acquisition of joint ventures	32,024	62,486
Capital contribution	32,615	15,135
Share of (loss) / profit	(447)	234
End of the period / year	142,047	77,855

9.	Interests in associates

As of March 31, 2013 and June 30, 2012, the investment in associates of the Group is Tarshop S.A.

Changes in the Group’s investment in associates for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	36,600	47,634
Share of profit / (loss)	2,732	(11,034)
End of the period / year	39,332	36,600

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	1,553,794	1,554,913
Additions and acquisitions	149,508	99,697
Disposal of unused assets	-	(669)
Sales (ii)	(97)	-
Capitalized borrowing costs	274	1,516
Depreciation charge (i) (Note 26)	(91,717)	(101,663)
End of the period / year	1,611,762	1,553,794

(i)	Depreciation charges of investment property were included in “Costs” in the Statement of Income (Note 26).
(ii)	On March 14, 2013, the Company sold a functional unit of the business located at Dr. Tomás Manuel de Anchorena 559. The sale price was USD 70.000.

The following amounts have been recognized in the statement of income:

	March 31, 2013	March 31, 2012
Rental and service income	1,191,385	975,067
Direct operating expenses	(550,881)	(450,496)

11.	Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	17,485	17,402
Additions	4,326	7,019
Disposals	(8)	(553)
Depreciation charges (i) (Note 26)	(5,178)	(6,383)
End of the period / year	16,625	17,485

(i)	Depreciation charges were included in “Costs”, “General and administrative expenses” and “Selling expenses“ in the Statement of Income (Note 26).

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trading properties

Changes in the Group’s trading property for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	39,346	47,001
Additions	5	315
Sales (i)	(762)	(7,970)
End of the period / year	38,589	39,346

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of plot 2G made during the period.

13.	Intangible assets, net

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	22,501	22,745
Additions	398	559
Amortization charge (i) (Note 26)	(479)	(803)
End of the period / year	22,420	22,501

(i) Amortization charges are included in “General and administrative expenses” in the Statement of Income (Note 26).

14.	Inventories

Group’s inventories as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Current
Materials and others items of inventories	10,036	10,394	7,384
Total inventories	10,036	10,394	7,384

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other receivables, net

The following table shows the amounts of trade and other receivables as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Leases and services receivables	49,002	41,542	26,216
Properties sales receivables	3,046	2,582	2,322
Less: provision for impairment of trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables, net	49,840	41,916	26,330
Prepayments	5,141	1,650	2,121
VAT receivables	32,650	33,535	47,579
Minimum presumed income tax (MPIT)	4,800	4,002	4,778
Other tax receivables	74	1,355	1,074
Others	-	430	1,878
Non-current other receivables, net	42,665	40,972	57,430
Non-current trade and other receivables, net	92,505	82,888	83,760

Current
Consumer financing receivables	16,261	15,992	75,117
Leases and services receivable	160,948	145,101	104,551
Deferred checks received	177,466	125,751	86,990
Notes receivable	4,807	7,980	5,987
Debtors under legal proceedings	42,910	43,291	40,352
Properties sales receivable	845	100	647
Investment properties sales receivable	-	-	4,034
Less: Provision for impairment of trade receivables	(64,016)	(59,931)	(107,157)
Current trade receivables, net	339,221	278,284	210,521
Prepayments	44,072	38,201	32,453
VAT receivables	9,505	18,365	26,168
Loans	5,157	1,934	229
Other tax receivables	3,473	7,022	5,071
Advance payments	33,231	20,759	12,689
Others	1,088	4,691	3,171
Refunds receivable	-	-	4,278
Less: provision for impairment of trade receivables	(158)	-	-
Current other receivables, net	96,368	90,972	84,059
Related parties (Note 31)	39,653	17,517	29,942
Current trade and other receivables, net	475,242	386,773	324,522
Total trade and other receivables, net	567,747	469,661	408,282

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other receivables, net (Continued)

Movements on the Group’s provision for impairment of trade receivables are as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	62,139	109,365
Additions (Note 26)	13,405	13,369
Unused amounts reversed (Note 26)	(7,718)	(9,625)
Receivables written off	(235)	(45,632)
Used during the period / year	(1,209)	(5,338)
End of the period / year	66,382	62,139

The creation and release of provision for impaired receivables has been included in “Selling expenses” in the statement of income (Note 26). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

16.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT S.A.	53,435	65,035	68,550
Don Mario S.G.R.	10,060	10,000	-
Financial assets at amortized cost
Non-convertible notes from related parties (Note 31)	40,299	29,958	7,706
Total Non-current	103,794	104,993	76,256
Current
Financial assets at fair value through profit or loss
Mutual funds	61,590	35,795	26,304
Government bonds	23,244	-	-
Bonds issued by Banco Macro	710	-	-
Mortgage bonds (Note 31)	520	496	477
Non-convertible notes from related parties (Note 31)	5,021	8,781	2,615
Don Mario S.G.R.	1,133	-	-
Financial assets at amortized cost
Non-convertible notes from related parties (Note 31)	11,910	-	-
Total Current	104,128	45,072	29,396
Total investments in financial assets	207,922	150,065	105,652

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Cash at bank and on hand	63,897	101,268	24,620
Time deposits in local currency	114,702	-	-
Mutual funds	3,477	1,430	120,932
Total cash and cash equivalents	182,076	102,698	145,552

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2013 and 2012.

	Note	March 31, 2013	March 31, 2012
Profit for the period		260,706	270,479
Adjustments for:
Income tax expense	22	143,168	140,014
Amortization and depreciation	26	97,374	81,630
Other finance income		-	(16,004)
Gain from disposal of sales properties		(1,408)	-
Gain from disposal of investment properties		(236)	-
Disposal of unused property, plant and equipment	11	8	-
Provision for directors’ fees		7,813	7,421
Reserve for share-based compensation	30	3,657	2,192
Fair value gains of financial assets at fair value through profit or loss	29	(2,129)	(2,191)
Financial results, net		142,216	83,114
Doubtful accounts, net	26	5,687	2,233
Provisions, net	20	4,819	1,663
Share of profit of associates and joint ventures	8.9	(2,285)	(3,179)
Unrealized foreign exchange loss, net		(3,776)	4,177
Changes in operating assets and liabilities:
Decrease (Increase) in inventories	14	358	(759)
Decrease in trading properties	12	2,165	8,569
Increase in trade and other receivables, net	15	(34,789)	(54,885)
Increase in trade and other payables	18	67,676	26,363
Decrease in payroll and social security liabilities	19	(7,013)	(7,024)
Uses in provisions	20	(663)	(598)
Net cash generated from operating activities before income tax paid		683,348	543,215

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the periods ended March 31, 2013 and 2012:

	March 31, 2013	March 31, 2012
Decrease in trade and other payables through an increase in shareholders’ equity	626	-
Conversion of notes	41	38
Decrease in trade and other payables through a decrease in equity investments in associates and joint ventures	-	(24,675)
Increase in equity investments in associates and joint venture through a decrease in trade and other receivables	-	8,671
Dividend distribution, not yet paid	1,610	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Trade and other payables

The following table shows the amounts of trade and other payables as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Trade payables	-	4	47
Rent and service payments received in advance	43,830	44,843	45,345
Admission rights	107,532	85,281	66,885
Tenant deposits	1,617	1,496	215
Non-current trade payables, net	152,979	131,624	112,492
Tax payment plans	16,555	18,999	19,592
Deferred income	8,704	9,453	9,553
Others	166	120	2,285
Non-current other payables	25,425	28,572	31,430
Related parties (Note 31)	233	12	12
Non-current trade and other payables	178,637	160,208	143,934
Current
Trade payables	28,977	35,534	26,777
Invoices to be received	63,446	49,389	46,471
Advances from sales of trading properties	25,984	8,878	18,595
Rent and service payments received in advance	114,932	84,544	67,685
Admission rights	93,598	78,030	60,580
Tenant deposits	1,152	641	1,533
Current trade payables, net	328,089	257,016	221,641
VAT payables	19,236	16,469	15,391
Withholdings payable	11,517	7,332	7,070
Other tax payables	3,060	8,278	9,991
Other income to be accrued	266	472	16,004
Tax payment plans	3,810	326	3,438
Dividends	4,112	6,092	-
Others	283	5,640	2,034
Current other payables	42,284	44,609	53,928
Related parties (Note 31)	46,587	60,255	48,976
Current trade and other payables	416,960	361,880	324,545
Total trade and other payables	595,597	522,088	468,479

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Current
Provision for vacation, bonuses and others	15,290	21,730	20,077
Social security payable	3,856	3,840	3,300
Others	12	601	684
Payroll and social security liabilities	19,158	26,171	24,061

20.	Provisions

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

Labor, legal and other claims
At July 1, 2011	13,096
Additions	5,642
Recovery	(5,617)
Used during the year	(1,528)
At June 30, 2012	11,593
Additions (Note 28)	6,803
Recovery (Note 28)	(1,984)
Used during the period	(663)
At March 31, 2013	15,749

The analysis of total provisions is as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current	9,734	11,593	12,829
Current	6,015	-	267
	15,749	11,593	13,096

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.           Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	560,187	496,188	449,863
APSA ONC due 2014 (Note 4)	Unsecured	USD	Fixed	10%	50,000	-	143,717	130,515
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	46,112	38,689	35,125
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	258	1,238	1,530	-
Syndicated loan (iv) (Note 31)	Unsecured	Ps.	Fixed	15.01%	118,000	90,722	-	-
Finance lease obligations	Secured	USD	Fixed	7.50%	666	198	426	-
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	22,429	-	-
Non-current borrowings						720,886	680,550	615,503
Current
APSA ON Series II due 2012	Unsecured	Ps.	Fixed	11%	154,020	-	-	39,996
APSA ONC due 2014 (Note 4)	Unsecured	USD	Fixed	10%	50,000	-	6,536	5,864
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	15,757	4,554	4,463
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	2,424	2,854	4,714
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	1,576	8,072	10,235	8,900
Seller financing - Nuevo Puerto Santa Fe S.A (iii)	Unsecured	USD	Fixed	7.44%	269	-	7,417	-
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	6,522	-	-
Syndicated loan (iv) (Note 31)	Unsecured	Ps.	Fixed	15.01%	118,000	25,528	-	-
Other borrowings	Unsecured	USD	Fixed	4%	560	-	-	2,345
Bank overdrafts	Unsecured	Ps.	Floating	13.5 % to 17.5%	179,055	180,069	32,179	55,333
Finance lease obligations	Secured	USD	Fixed	7.50%	666	464	787	-
Current borrowings						238,836	64,562	121,615
Total borrowings						959,722	745,112	737,118

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing - Arcos del Gourmet S.A. (intangible assets).
(iii)	Seller financing Nuevo Puerto Santa Fe S.A. (investment property) = Financing of USD 4.5 million without interest paid in 19 installments due in February 2013.
(iv)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000 with several banks, including Banco Hipotecario (see Note 31). Principal will be payable in 9 quarterly consecutive installments.

(v)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29,000. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Current and deferred income tax

The details of the provision for the Group’s income tax as of March 31, 2013 and 2012 are as follows:

	March 31, 2013	March 31, 2012
Current income tax	(158,554)	(147,924)
Deferred income tax	15,392	7,916
Minimum presumed income tax (MPIT)	(6)	(6)
Income tax expense	(143,168)	(140,014)

The gross movement on the deferred income tax account is as follows:

	March 31, 2013 Assets/(Liabilities)	June 30, 2012 Assets/(Liabilities)
Beginning of period	(97,501)	(114,894)
Income tax expense	15,392	17,393
End of period/year	(82,109)	(97,501)

The Group did not recognize deferred income tax assets of Ps. 9,306 and Ps. 6,792 as of March 31, 2013 and June 30, 2012, respectively. Concerning the losses recorded mainly by their subsidiaries Arcos and Shopping Neuquén – both currently conducting shopping mall development projects— they may be offset against future taxable income in the amount of Ps. 26,589 and Ps. 19,406, respectively; although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

22.	Current and deferred income tax (Continued)

Below is a reconciliation between income tax recognized and that which would result applying prevailing tax rate on the Profit Before Income Tax for the nine-month period ended March 31, 2013 and 2012:

	March 31, 2013	March 31, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	141,356	143,673
Tax effects of:
Non-deductible items	614	2,988
Non-taxable items	-	(8,601)
Unrecognized tax losses	2,514	1,320
Share of profit / (loss) of associates and joint ventures	(800)	(1,113)
Others	(516)	1,747
Income tax expense	143,168	140,014

23.	Dividends

Dividends paid in the period

The dividends paid in the period ended March 31, 2013 were Ps. 141,354.

Dividends for the year ended June 30, 2012 amounted to Ps. 317,000, which were approved by the Shareholders meeting as of October 31, 2012.

Expired dividends

From the amount of Ps. 6,092 of current dividends as of June 30, 2012 Ps. 626 became expired on November 17, 2012, and during the period Ps. 2,964 were canceled, remaining balance of Ps. 2,502 is disclosed under “Trade Payables and Other payables” line item.

Dividends not yet paid

From the amount of Ps. 4,112 as of March 31, 2013, Ps. 2,502 corresponds to dividends not yet paid as of June 30, 2012 mentioned above and Ps. 1,610 to dividends approved by Shareholders’ meeting held on October 31, 2012.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Revenues

For the nine-month periods ended March 31, 2013 and 2012.

	March 31, 2013	March 31, 2012
Base rent	432,386	342,271
Expenses and collective promotion fund	394,231	328,535
Contingent rent	184,074	152,736
Admission rights	78,197	63,847
Parking fees	44,981	31,966
Letting fees	28,123	29,899
Averaging of scheduled rent escalation	14,546	13,629
Management fees	13,095	10,307
Others	1,752	1,879
Total rental and service income	1,191,385	975,069
Sale of trading properties	4,262	32,050
Total sale of properties	4,262	32,050
Other revenue	1,100	4,169
Total other revenue	1,100	4,169
Total group revenue	1,196,747	1,011,288

25.	Costs

For the nine-month periods ended March 31, 2013 and 2012.

	March 31, 2013	March 31, 2012
Service charge expense and other operating costs	550,881	450,496
Total cost of property operations	550,881	450,496
Cost of sale of trading properties	2,854	10,356
Total cost of sale of properties	2,854	10,356
Other costs	845	1,917
Total other costs	845	1,917
Total group costs (Note 26)	554,580	462,769

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Expenses by nature

For the nine-month period ended March 31, 2013:

	Cost
	Charges for services and other operating cost	Cost of sale of trading properties	Other Costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	160,666	384	3	5,577	3,431	170,061
Maintenance, security, cleaning, repairs and others	127,200	1,047	34	622	106	129,009
Depreciation and amortization	96,851	-	-	452	71	97,374
Advertising and other selling expenses	84,767	-	-	-	3,412	88,179
Taxes, rates and contributions	37,542	144	-	100	25,907	63,693
Directors´ fees	-	-	-	30,884	-	30,884
Fees and payments for services	19,854	19	802	7,318	837	28,830
Leases and expenses	17,301	498	-	735	129	18,663
Impairment of receivables (charge and recovery)	-	-	-	-	5,687	5,687
Cost of sale of properties	-	762	-	-	-	762
Others	6,700	-	6	2,141	60	8,907
Total expenses by nature	550,881	2,854	845	47,829	39,640	642,049

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Expenses by nature (Continued)

For the nine-month period ended March 31, 2012

	Cost
	Charges for services and other operating cost	Cost of sales of trading properties	Other Costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	121,337	-	14	5,716	3,262	130,329
Maintenance, security, cleaning, repairs and others	103,976	871	249	575	58	105,729
Advertising and other selling expenses	83,591	-	-	-	2,999	86,590
Depreciation and amortization	81,263	-	17	350	-	81,630
Taxes, rates and contributions	27,278	210	-	270	19,718	47,476
Directors´ fees	-	-	-	26,331	-	26,331
Fees and payments for services	12,521	31	1,612	7,931	659	22,754
Leases and expenses	14,182	470	-	732	141	15,525
Cost of sale of properties	-	8,771	-	-	-	8,771
Impairment of receivables (charge and recovery)	-	-	-	-	2,233	2,233
Others	6,348	3	25	1,338	44	7,758
Total expenses by nature	450,496	10,356	1,917	43,243	29,114	535,126

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Employee costs

For the nine-month periods ended March 31, 2013 and 2012.

	March 31, 2013	March 31, 2012
Salaries, bonuses and social security costs	166,404	128,137
Share-based compensation	3,657	2,192
Employee costs	170,061	130,329

28.	Other operating expenses, net

For the nine-month periods ended March 31, 2013 and 2012.

	March 31, 2013	March 31, 2012
Recovery of provisions	1,768	2,743
Lawsuits and other contingencies	(4,819)	(1,221)
Donations (Note 31)	(7,385)	(3,977)
Management fees (Note 31)	956	141
Others	(2,214)	(34)
Total other operating expenses, net	(11,694)	(2,348)

29.	Financial results, net

For the nine-month periods ended March 31, 2013 and 2012.

	March 31, 2013	March 31, 2012
Finance income:
- Interest income	22,029	8,484
- Foreign exchange, net	13,801	12,220
- Fair value gains of financial assets at fair value through profit or loss	14,928	23,702
Finance income	50,758	44,406

Finance costs:
- Interest expense	(58,331)	(50,160)
- Foreign exchange, net	(88,985)	(44,353)
- Fair value loss of financial assets at fair value through profit or loss	(12,799)	-
- Gain from repurchase of Non-Convertible Notes (Note 4)	(10,257)	-
- Other finance costs	(20,875)	(15,355)
- Loss from derivative financial instruments	(1,162)	(1,038)
Finance costs	(192,409)	(110,906)
Total financial results, net	(141,651)	(66,500)
30.	Share-based payments

Equity Incentive Plan

The Group incurred a charge of Ps. 3,657 and Ps. 2,192 for the nine-month periods ended on March 31, 2013 and 2012, respectively, related to the awards granted under the Equity Incentive Plan, and 764,352 shares were granted.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Related party transactions

The following is a summary of the balances with related parties as of March 31, 2013:

Related party	Description of transaction	Investments in financial assets Current	Investments in financial assets Non-current	Trade and other receivables, net Current	Trade and other payables Current	Trade and other payables Non-current	Borrowings Non-current	Borrowings Current
FyO Trading (8)	Reimbursement of expenses	-	-	8	-	-	-	-
Consultores Asset Management S.A. (CAMSA) (1)	Reimbursement of expenses	-	-	81	(5)	-	-	-
Estudio Zang, Bergel y Viñes (2)	Legal services	-	-	79	(344)	-	-	-
	Advances	-	-	3	-	-	-	-
	Fees	-	-	-	(106)	-	-	-
Fundación IRSA (1)	Reimbursement of expenses	-	-	10	-	-	-	-
Fundación Museo de los Niños (1)	Reimbursement of expenses	-	-	578	(162)	-	-	-
	Leases	-	-	614	-	-	-	-
Directors	Fees	-	-	-	(7,813)	-	-	-
	Reimbursement of expenses	-	-	-	-	(220)	-	-
	Guarantee deposits	-	-	-	(72)	(13)	-	-
Banco Hipotecario S.A. (5)	Leases	-	-	1	-	-	-	-
	Convertible notes	5,021	-	-	-	-	-	-
	Reimbursement of expenses	-	-	312	(266)	-	-	-
	Borrowings	-	-	-	-	-	(15,600)	(4,293)
	Mortgage bonds	520	-	-	-	-	-	-
Cyrsa S.A. (6)	Reimbursement of expenses	-	-	84	(54)	-	-	-
Tarshop S.A. (7)	Reimbursement of expenses	-	-	167	(216)	-	-	-
	Leases	-	-	6	-	-	-	-
	Rental	-	-	1,557	(49)	-	-	-
Cactus S.A. (8)	Reimbursement of expenses	-	-	8	-	-	-	-
Canteras Natal Crespo S.A. (6)	Reimbursement of expenses	-	-	1	-	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Investments in financial assets Non-current	Trade and other receivables, net Current	Trade and other payables Current	Trade and other payables Non-current	Borrowings Non-current	Borrowings Current
Cresud S.A.C.I.F. y A. (9)	Reimbursement of expenses	-	-	23	(33,833)	-	-	-
	Shared services	-	-	2,670	-	-	-	-
	Borrowings	-	-	524	-	-	-	-
	Convertible notes	11,390	22,116	-	-	-	-	-
	Other receivables	-	-	7	-	-	-	-
E-Commerce Latina S.A. (13)	Reimbursement of expenses	-	-	1	-	-	-	-
Futuros y Opciones.Com S.A. (8)	Reimbursement of expenses	-	-	43	(6)	-	-	-
IRSA International LLC (10)	Reimbursement of expenses	-	-	64	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (11)	Borrowings	-	-	31,414	-	-	-	-
	Rental	-	-	-	(477)	-	-	-
	Convertible notes	520	18,183	-	-	-	-	-
	Shared services	-	-	-	(2,404)	-	-	-
	Share-based compensation	-	-	132	(31)	-	-	-
	Expenses to be recovered	-	-	5	-	-	-	-
	Reimbursement of expenses	-	-	1	(371)	-	-	-
Inversiones Financieras del Sur S.A. (4)	Reimbursement of expenses	-	-	-	(3)	-	-	-
Llao Llao Resorts S.A. (10)	Reimbursement of expenses	-	-	399	-	-	-	-
Nuevas Fronteras S.A. (10)	Reimbursement of expenses	-	-	29	(54)	-	-	-
Nuevo Puerto Santa Fe S.A. (12)	Reimbursement of expenses	-	-	780	(160)	-	-	-
	Rentals to be accrued	-	-	-	(133)	-	-	-
	Rental of advertising space	-	-	36	(28)	-	-	-
Ritelco S.A. (10)	Reimbursement of expenses	-	-	1	-	-	-	-
Boulevard Norte S.A. (3)	Reimbursement of expenses	-	-	14	-	-	-	-
Puerto Retiro S.A. (6)	Reimbursement of expenses	-	-	1	-	-	-	-
		17,451	40,299	39,653	(46,587)	(233)	(15,600)	(4,293)

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2013:

Related party	Income from leases	Financial income	General and administrative expenses	Other operating expenses, net	Shared services	Financial costs	Reimbursement of expenses and services	Cost from leases and services
Cresud S.A.C.I.F.y A. (9)	-	4,426	-	-	(49,088)	-	-	-
Directors	-	-	(30,884)	-	-	-	-	-
Estudio Zang, Bergel y Viñes (2)	-	-	(1,070)	-	-	-	-	-
Banco Hipotecario S.A. (5)	-	56	-	-	-	(1,110)	-	-
Fundación IRSA (1)	-	-	-	(1,420)	-	-	(2)	-
IRSA Inversiones y Representaciones Sociedad Anónima (11)	-	4,463	(4,454)	-	(1,741)	(32,490)	(1,129)	-
Nuevo Puerto Santa Fe S.A. (12)	-	-	-	794	-	-	-	(27)
Quality Invest S.A. (12)	-	10	-	162	-	-	-	-
Tarshop S.A. (7)	1,801	-	-	-	-	-	-	-
	1,801	8,955	(36,408)	(464)	(50,829)	(33,600)	(1,131)	(27)

(1) Related to the Board of Directors
(2) APSA hires legal services from Estudio Zang, Bergel y Viñes. One of the associates, Saúl Zang, is the Vice-President I of the Company.
(3) Subsidiary of Entertainment Holdings S.A.
(4) Shareholder of Cresud.
(5) Associate of IRSA.
(6) Joint venture of IRSA.
(7) Associate.
(8) Subsidiary of Cresud.
(9) IRSA majority shareholder.
(10) Subsidiary of IRSA.
(11) Majority shareholder.
(12) Joint venture.
(13) Subsidiary of IRSA and non-controlling shareholder.

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year. On January 14, the Group repurchased convertible notes, annulling thus the diluted effect (See Note 4).

On December 18, 2012, the Public Registry of Commerce registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending.

	03.31.13 (in thousands)	03.31.12 (in thousands)
Weighted-average outstanding ordinary shares	1,259,950	1,259,802
Weighted-average diluted ordinary shares	1,259,950	2,564,584

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	Nine months		Three months
	03.31.13	03.31.12	03.31.13	03.31.12
Net income for calculation of basic earnings per share	245,769	260,717	78,903	67,656
Interest – Convertible Notes	-	10,210	-	3,445
Foreign exchange	-	8,683	-	2,403
Income Tax	-	(6,613)	-	(2,047)
Net income for calculation of diluted earnings per share	245,769	272,997	78,903	71,457
Basic net earnings per share	0.20	0.21	0.06	0.05
Diluted net earnings per share	0.20	0.11	0.06	0.03

33.	Subsequent events

Advanced dividends distribution

On May 3, 2013, the shareholders meeting of Alto Palermo S.A. approved the ratification and distribution of an advanced cash dividend established by the Board of Directors in the sum of $ 166,500 for the current year.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Alto Palermo S.A. (APSA) and its subsidiaries as of March 31, 2013, and the related unaudited condensed interim consolidated statements of comprehensive income, unaudited condensed interim consolidated statements of changes of shareholders’ equity for the nine and three-month periods ended March 31, 2013 and unaudited condensed interim consolidated statements of cash flows for the nine-month period ended March 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
As mentioned in Note 2.1 to the unaudited condensed interim consolidated financial statements, these unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim consolidated financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) and the Additional Information to the notes to the unaudited condensed interim consolidated financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2013, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 1,956,248, which was not callable at that date.

Autonomous City of Buenos Aires, May 17, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2013 and for the nine- month periods ended March 31, 2013 and 2012

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2013, June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2013	06.30.2012	07.01.2011
ASSETS
Non-Current Assets
Investment properties, net	7	900,283	894,228	902,204
Property, plant and equipment, net	8	14,774	15,344	13,639
Trading properties	9	35,309	35,334	32,777
Intangible assets, net	10	1,015	1,152	1,368
Investments in subsidiaries, associates and joint ventures	6	985,629	851,646	703,312
Trade and other receivables, net	12	76,415	70,995	24,563
Investments in financial assets	13	63,495	75,035	68,550
Total Non-Current Assets		2,076,920	1,943,734	1,746,413
Current Assets
Trading properties	9	3,280	4,012	14,224
Inventories	11	8,825	9,404	6,554
Trade and other receivables, net	12	403,501	311,853	241,553
Investments in financial assets	13	1,181	348	528
Cash and cash equivalents	14	134,221	18,443	129,433
Total Current Assets		551,008	344,060	392,292
TOTAL ASSETS		2,627,928	2,287,794	2,138,705
SHAREHOLDERS’ EQUITY
Share capital		126,014	125,989	125,961
Inflation adjustment of share capital		69,381	84,621	84,621
Share premium		444,226	536,300	536,290
Reserve for share-based compensation		5,795	2,138	-
Voluntary reserve		-	-	147
Legal reserve		39,074	39,074	26,045
Reserve for new developments		3,302	-	183
Acquisition of additional interest in subsidiaries		(16,020)	(16,020)	-
Retained earnings		262,197	51,774	22,671
TOTAL SHAREHOLDERS’ EQUITY		933,969	823,876	795,918
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	134,367	124,539	109,615
Borrowings	18	795,086	744,694	647,732
Deferred income tax liability	19	89,797	107,433	123,769
Other liabilities	6	11,289	3,658	5,448
Provisions	17	8,478	9,085	9,459
Total Non-Current Liabilities		1,039,017	989,409	896,023
Current Liabilities
Trade and other payables	15	340,790	304,151	250,425
Income tax liabilities		55,801	89,845	60,225
Payroll and social security liabilities	16	14,447	18,291	17,241
Borrowings	18	239,012	62,222	118,873
Provisions	17	4,892	-	-
Total Current Liabilities		654,942	474,509	446,764
TOTAL LIABILITIES		1,693,959	1,463,918	1,342,787
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,627,928	2,287,794	2,138,705

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Company Name

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

1

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2012 and 2011 and January 1, 2013 and 2012, respectively and ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

		Nine months		Three months
	Note	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Revenues	21	977,210	833,696	300,699	252,481
Costs	22	(434,774)	(365,749)	(140,653)	(110,804)
Gross Profit		542,436	467,947	160,046	141,677
Gain from disposal of investment properties	7	236	-	236	-
General and administrative expenses	23	(44,982)	(41,020)	(10,280)	(13,015)
Selling expenses	23	(32,613)	(25,972)	(10,448)	(8,938)
Other operating (expenses) / income, net	25	(3,033)	3,882	(2,768)	674
Profit from Operations		462,044	404,837	136,786	120,398
Share of profit of subsidiaries, associates and joint ventures	6	49,727	58,148	23,832	7,956
Profit from Operations Before Financing and Taxation		511,771	462,985	160,618	128,354
Finance income	26	26,077	20,739	11,049	6,685
Finance cost	26	(193,024)	(109,842)	(65,092)	(33,684)
Financial results, net		(166,947)	(89,103)	(54,043)	(26,999)
Profit before Income Tax		344,824	373,882	106,575	101,355
Income tax expense	19	(99,055)	(113,165)	(27,672)	(33,699)
Profit for the period		245,769	260,717	78,903	67,656
Total Comprehensive Income for the period		245,769	260,717	78,903	67,656

Profit per share for the period:
Basic (Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements).		0.20	0.21	0.06	0.05
Diluted (Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements).		0.20	0.11	0.06	0.03

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

2

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders' Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	(16,020)	51,774	823,876
Comprehensive income for the period	-	-	-	-	-	-	-	245,769	245,769
Dividends distribution - Shareholders meeting as of 10.31.2012	-	-	-	-	-	-	-	(140,000)	(140,000)
Constitution reserve for new developments Shareholders meeting as of 10.31.2012	-	-	-	-	-	3,302	-	(3,302)	-
Reclassification of results - Shareholders meeting as of 10.31.2012	-	(15,240)	(92,090)	-	-	-	-	107,330	-
Conversion of notes	25	-	16	-	-	-	-	-	41
Reimbursement of expired dividends (Note 20)	-	-	-	-	-	-	-	626	626
Reserve for share-based compensation (Note 27)	-	-	-	3,657	-	-	-	-	3,657
Balance at March 31, 2013	126,014	69,381	444,226	5,795	39,074	3,302	(16,020)	262,197	933,969

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

3

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustments of share capital	Share premium	Reserve for share-based compensation	Voluntary reserve	Legal reserve	Reserve for new developments	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at July 1, 2011	125,961	84,621	536,290	-	147	26,045	183	-	22,671	795,918
Comprehensive income for the period	-	-	-	-	-	-	-	-	260,717	260,717
Distribution to legal reserve – Shareholders meeting as 10.31.2011	-	-	-	-	-	13,029	-	-	(13,029)	-
Reserve for share-based compensation (Note 27)	-	-	-	2,192	-	-	-	-	-	2,192
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	3,810	3,810
Acquisition of non-controlling interest	-	-	-	-	-	-	-	(16,020)	-	(16,020)
Distribution to voluntary reserve for general purposes	-	-	-	-	(147)	-	(183)	-	330	-
Dividends distribution - Shareholders meeting as of 10.31.2011	-	-	-	-	-	-	-	-	(117,054)	(117,054)
Conversion of notes	28	-	10	-	-	-	-	-	-	38
Balance at March 31, 2012	125,989	84,621	536,300	2,192	-	39,074	-	(16,020)	157,445	929,601

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

4

Alto Palermo S.A. (APSA)

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2013	03.31.2012
Operating activities:
Cash generated from operations	14	545,828	431,007
Income tax paid		(150,735)	(108,778)
Net cash generated from operating activities		395,093	322,229

Investing activities:
Additions and purchases of investment property	7	(73,816)	(21,058)
Acquisition of joint ventures	6	(32,024)	-
Proceeds from sale of investment property		333	640
Additions of property, plant and equipment	8	(4,079)	(4,268)
Proceeds from sale of property, plant and equipment		-	104
Additions of intangible assets	10	(317)	(422)
Decrease / (Increase) in financial assets		2,430	(31,963)
Loans granted to related parties		(47,651)	(41,485)
Loans repayments received from related parties		23,487	4,913
Advance payments		(36,831)	(3,014)
Irrevocable contributions in subsidiaries and joint ventures	6	(80,462)	(17,431)
Long-term incentive program in subsidiaries	6	(373)	(459)
Collection of dividends		23,355	10,684
Net cash used in investing activities		(225,948)	(103,759)
Financing activities:
Borrowings obtained		322,620	39,113
Repayments of borrowings		(199,220)	(104,332)
Purchase of treasury shares		-	(7,938)
Payment of seller financing		(9,155)	(17,001)
Repayments of borrowings granted by related parties		(322)	(5,910)
Proceeds of borrowings granted by related parties		19,358	28,379
Dividends paid	20	(141,354)	(117,054)
Interest paid		(45,924)	(34,181)
Reimbursement of dividends		-	6,937
Net cash used in financing activities		(53,997)	(211,987)

Net increase in cash and cash equivalents		115,148	6,483
Cash and cash equivalents at beginning of period	14	18,443	129,433
Foreign exchange gain / (loss) on cash and cash equivalents		630	(2,816)
Cash and cash equivalents at end of period	14	134,221	133,100

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alto Palermo S.A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President I acting as President

5

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

Alto Palermo S.A. (APSA) (“APSA”) (ex Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA” or “the Company”), is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of productive shopping centers, with a leading position in the market. The main objective of the Company consists on the ownership, acquisition, development, leasing, administration and operation of shopping centers. APSA was founded in 1889 as Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and, up to 1984, was the principal operator in fresh products market of Ciudad Autónoma de Buenos Aires.

As of March 31, 2013, we operate and hold a majority interest in a portfolio of ten shopping centers in Argentina, four of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo and Patio Bullrich), two in Buenos Aires Province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 17, 2013.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”)

2.1.	Basis of preparation and transition to RT 26

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 (“RT 29”) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS” or “NIIF” as per its Spanish acronym), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being these financial statements the first interim financial statements for the nine-month period prepared under IFRS. The Company’s transition date for the adoption of IFRS, as defined by IFRS 1, first time adoption of IFRS, is July 1, 2011.

6

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The Unaudited Condensed Interim Separate Financial Statements of the Company for the nine and three-month periods ended March 31, 2013 and 2012 have been prepared in accordance with RT 26 of F.A.C.P.C.E., adopted by CNV. This Technical Resolution differs from International Accounting Standard (IAS 34), “Interim Financial Reporting”, issued by IASB, in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value.

These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with the accounting policies that the Company expects to adopt in its first annual separated financial statements as of June 30, 2013 issued under IFRS. The accounting policies are based on IFRS issued by the IASB and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) that the Company expects to become applicable on such date.

The separate financial statements of the Company were prepared in accordance with the Argentine accounting standards in force (Argentine GAAP), which differ from IFRS in some significant areas. To prepare these Unaudited Condensed Interim Separate Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity separate financial statements prepared in accordance with the Argentine accounting standards on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (March 31, 2012) and the income and other comprehensive income for the fiscal year  ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012, and those presented in accordance with the RT 26 in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

7

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual financial statements of the Company as of June 30, 2012 prepared in accordance with Argentine GAAP. The Unaudited Condensed Interim Separate Financial Statements as of September 30, 2012, include Exhibit I, which presents additional information as of June 30, 2012 and July 1, 2011 under the IFRSs which is considered necessary to understand these Unaudited Condensed Interim Separate Financial Statements, therefore, these Unaudited Condensed Interim Separate Financial Statements should be read together with the Unaudited Condensed Interim Separate Financial Statements as of September 30, 2012. The figures corresponding to the statements of financial position, the statements of income, the statements of changes in shareholders’ equity, and the statements of cash flows under the IFRS for the year ended June 30, 2012, and the figures of the statements of financial position as of July 1, 2011 are detailed under Note 2.3 to these Unaudited Condensed Interim Separate Financial Statements. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

Unaudited Condensed Interim Separate Financial Statements corresponding to the nine and three-month periods ended March 31, 2013 and 2012 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s nine and three-month periods ended March 31, 2013 and 2012 results do not necessarily reflect the proportion of the Company’s full-year results.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 ‘Presentation of Financial Statements’ requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes of the financial statements, unless another standard specifies otherwise. The transition to RT No. 26 has resulted in the Company changing the format of its statement of income, statements of financial position and statements of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.           Initial elections upon adoption of Technical Resolution No. 26

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions and exceptions afforded by IFRS 1 “First time adoption of IFRS”.

In Note 2.2. to the Unaudited Condensed Interim Consolidated Financial Statement, the Company indicates the exemptions and exceptions that are applicable in IFRS 1 and that have been applied in the transition from Argentine GAAP to RT 26.

8

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.	Reconciliations of Argentine GAAP to Technical Resolution No. 26

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of F.A.C.P.C.E., set out below are the reconciliations of shareholders’ equity in accordance with Argentine GAAP and RT 26 at June 30, 2012, at March 31, 2012 and July 1, 2011, and the reconciliations of comprehensive income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012 and cash flows for the year ended June 30, 2012 and for the nine-month period ended March 31, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the separate financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at March 31, 2012 and June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on comprehensive income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012 (Note 2.3.2). The following reconciliations provide details of the impact of the transition on:

•	Shareholders’ equity at July 1, 2011, March 31, 2012 and June 30, 2012 (Note 2.3.1)
•	Statements of comprehensive income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012 (Note 2.3.2)
•	Statements of Financial Position at July 1, 2011 (Note 2.3.3)
•	Statements of Financial Position at March 31, 2012 (Note 2.3.4)
•	Statements of Financial Position at June 30, 2012 (Note 2.3.5)
•	Statements of Comprehensive income for the nine-month period ended March 31, 2012 (Note 2.3.6)
•	Statements of Comprehensive income for the three-month period ended March 31, 2012 (Note 2.3.7)
•	Statements of Comprehensive income for the year ended June 30, 2012 (Note 2.3.8)
•	Cash flow Statements for the nine-month period ended March 31, 2012 (Note 2.3.9)
•	Cash flow Statements for the year ended June 30, 2012 (Note 2.3.9)

9

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.1.	Summary of equity

	Ref. 2.3.10.2	07.01.11	03.31.12	06.30.12

Shareholders’ equity under Argentine GAAP		788,274	928,175	828,047
Revenue recognition – “scheduled rent increases”	(A)	37,053	57,190	63,901
Trading properties	(B)	(25,694)	(15,346)	(16,033)
Pre-operating and organization expenses	(C)	-	-	(2,082)
Goodwill	(D)	27,685	26,206	25,651
Non-current investments – financial assets	(E)	12,255	14,446	6,090
Initial direct costs on operating leases	(F)	185	254	251
Tenant deposits	(G)	35	49	55
Investment in subsidiaries	(H)	(28,492)	(33,921)	(36,006)
Investments in associates	(I)	(6,454)	(11,814)	(11,342)
Investments in joint ventures	(J)	-	189	(373)
Purchase of additional interest in subsidiaries	(K)	-	(16,020)	(16,020)
Deferred income tax	(L)	(8,929)	(19,807)	(18,263)
Shareholders’ equity under RT 26		795,918	929,601	823,876

2.3.2.	Summary of comprehensive income

		Nine months	Three months
	Ref. 2.3.10.2	03.31.12	03.31.12	06.30.12
Net income under Argentine GAAP		250,915	68,661	327,842
Revenue recognition – “scheduled rent increases”	(A)	20,137	6,713	26,848
Trading properties	(B)	10,348	3,171	9,661
Pre-operating and organization expenses	(C)	-	-	(2,082)
Goodwill	(D)	(1,479)	(515)	(2,034)
Non-current investments – financial assets	(E)	2,191	649	(6,165)
Initial direct costs on operating leases	(F)	69	(1)	66
Tenant deposits	(G)	14	4	20
Investment in subsidiaries	(H)	(5,429)	(1,462)	(7,514)
Investment in associates	(I)	(5,360)	(5,877)	(4,888)
Investment in joint ventures	(J)	189	1	(373)
Deferred income tax	(L)	(10,878)	(3,688)	(9,334)
Net income under RT 26		260,717	67,656	332,047

10

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.3.	Reconciliation of the statements of financial position at July 1, 2011

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a)	902,019	F	185	902,204
Property, plant and equipment, net	844,783	f), a), g)	(831,144)		-	13,639
Trading properties	-	b), c)	39,941	B	(7,164)	32,777
Intangible assets, net	297	g)	1,071		-	1,368
Inventories	26,753	b), c)	(26,753)		-	-
Investments in subsidiaries, associates and joint ventures	733,646	h), f)	(18,678)	D,H,I	(11,656)	703,312
Trade and other receivables, net	5,070		-	A	19,493	24,563
Investments in financial assets	-	d)	56,295	E	12,255	68,550
Investments	147,440	a), b), d)	(147,440)		-	-
Negative goodwill	(27,499)		-	D	27,499	-
Total Non-Current Assets	1,730,490		(24,689)		40,612	1,746,413
Current Assets
Trading properties	-	b)	32,754	B	(18,530)	14,224
Inventories	39,308	b)	(32,754)		-	6,554
Trade and other receivables, net	217,865	f)	7,033	A	16,655	241,553
Investments in financial assets	-	e)	528		-	528
Investments	528	e)	(528)		-	-
Cash and cash equivalents	129,433		-		-	129,433
Total Current Assets	387,134		7,033		(1,875)	392,292
TOTAL ASSETS	2,117,624		(17,656)		38,737	2,138,705

11

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS' EQUITY
Share capital	125,961		-		-	125,961
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,290		-		-	536,290
Appraisal revaluation	3,953	k)	(3,953)		-	-
Legal reserve	26,045		-		-	26,045
Reserve for new developments	183		-		-	183
Voluntary reserve	147		-		-	147
Retained earnings	11,074	k)	3,953		7,644	22,671
TOTAL SHAREHOLDERS' EQUITY	788,274		-		7,644	795,918

LIABILITIES
Non-Current Liabilities
Trade and other payables	109,775		-	G	(160)	109,615
Borrowings	647,732		-		-	647,732
Deferred income tax liabilities	115,745		-	L	8,024	123,769
Other liabilities	-	h)	(17,656)	D,H,I	23,104	5,448
Provisions	9,459		-		-	9,459
Total Non-Current Liabilities	882,711		(17,656)		30,968	896,023

Current Liabilities
Trade and other payables	250,300		-	G	125	250,425
Income tax liabilities	60,225		-		-	60,225
Payroll and social security liabilities	17,241		-		-	17,241
Borrowings	118,873		-		-	118,873
Total Current Liabilities	446,639		-		125	446,764
TOTAL LIABILITIES	1,329,350		(17,656)		31,093	1,342,787
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,117,624		(17,656)		38,737	2,138,705

12

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4.	Reconciliation of the statement of financial position at March 31, 2012

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a)	865,036	F	254	865,290
Property, plant and equipment, net	811,649	a), f), g)	(797,022)		-	14,627
Trading properties	-	b), c)	46,236	B	(11,532)	34,704
Intangible assets, net	235	g)	848		-	1,083
Inventories	33,048	b), c)	(33,048)		-	-
Investments in subsidiaries, associates and joint ventures	826,715	h)	(21,145)	D,H,I,J,K	(33,837)	771,733
Trade and other receivables, net	7,947		-	A	31,310	39,257
Investments in financial assets	-	d)	58,945	E	14,446	73,391
Investments	150,090	a), b), d)	(150,090)		-	-
Negative goodwill	(26,021)		-	D	26,021	-
Total Non-Current Assets	1,803,663		(30,240)		26,662	1,800,085
Current assets
Trading properties	-	b)	8,674	B	(3,814)	4,860
Inventories	15,800	b)	(8,674)		-	7,126
Trade and other receivables, net	284,051	f)	9,095	A	25,880	319,026
Investments in financial assets	-	e)	29,843		-	29,843
Investments	29,843	e)	(29,843)		-	-
Cash and cash equivalents	133,100		-		-	133,100
Total Current Assets	462,794		9,095		22,066	493,955
TOTAL ASSETS	2,266,457		(21,145)		48,728	2,294,040

13

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS' EQUITY
Share capital	125,989		-		-	125,989
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,300		-		-	536,300
Appraisal revaluation	3,953	k)	(3,953)		-	-
Legal reserve	39,074		-		-	39,074
Reserve for share-based compensation	2,192		-		-	2,192
Purchase of additional interest in subsidiaries	-		-	K	(16,020)	(16,020)
Retained earnings	136,046	k)	3,953		17,446	157,445
TOTAL SHAREHOLDERS' EQUITY	928,175		-		1,426	929,601

LIABILITIES
Non-Current Liabilities
Trade and other payables	177,610		-	G	(147)	177,463
Deferred income tax liabilities	95,691		-	L	19,807	115,498
Borrowings	657,231		-		-	657,231
Provisions	9,406		-		-	9,406
Other liabilities	-	h)	(21,145)	D,H,I,J,K	27,544	6,399
Total Non-Current Liabilities	939,938		(21,145)		47,204	965,997
Current Liabilities
Trade and other payables	244,649		-	G	98	244,747
Income tax liabilities	74,072		-		-	74,072
Payroll and social security liabilities	13,360		-		-	13,360
Borrowings	66,263		-		-	66,263
Total Current Liabilities	398,344		-		98	398,442
TOTAL LIABILITIES	1,338,282		(21,145)		47,302	1,364,439
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,266,457		(21,145)		48,728	2,294,040

14

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.5.	Reconciliation of the statement of financial position at June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-Current Assets
Investment properties, net	-	a)	893,977	F	251	894,228
Property, plant and equipment, net	804,674	a), f), g)	(789,330)		-	15,344
Trading properties	-	b), c)	46,084	B	(10,750)	35,334
Intangible assets, net	2,297	g)	937	C	(2,082)	1,152
Inventories .	32,896	b), c)	(32,896)		-	-
Investments in associates, subsidiaries and joint ventures	911,589	h)	(25,232)	D,H,I,J,K	(34,711)	851,646
Trade and other receivables, net	36,312		-	A	34,683	70,995
Investments in financial assets	-	d)	68,945	E	6,090	75,035
Investments	200,192	a), b), d)	(200,192)		-	-
Negative goodwill	(25,507)		-	D	25,507	-
Total Non-Current Assets	1,962,453		(37,707)		18,988	1,943,734
Current Assets
Trading properties	-	b)	5,136	B	(1,124)	4,012
Inventories	14,540	b)	(5,136)		-	9,404
Trade and other receivables, net	270,156	f)	12,475	A	29,222	311,853
Investments in financial assets	-	e)	348		-	348
Investments	348	e)	(348)		-	-
Cash and cash equivalents	18,443		-		-	18,443
Total Current Assets	303,487		12,475		28,098	344,060
TOTAL ASSETS	2,265,940		(25,232)		47,086	2,287,794

15

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balancesIV
SHAREHOLDERS' EQUITY
Share capital	125,989		-		-	125,989
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,300		-		-	536,300
Appraisal revaluation	3,953	k)	(3,953)		-	-
Reserve for share-based compensation	2,138		-		-	2,138
Legal reserve	39,074		-		-	39,074
Purchase of additional interest in subsidiaries	-		-	K	(16,020)	(16,020)
Retained earnings	35,972	k)	3,953		11,849	51,774
TOTAL SHAREHOLDERS' EQUITY	828,047		-		(4,171)	823,876

LIABILITIES
Non-Current Liabilities
Trade and other payables	124,719		-	G	(180)	124,539
Borrowings	744,694		-		-	744,694
Deferred income tax liabilities	89,170		-	L	18,263	107,433
Other liabilities	-	h)	(25,232)	D,H,I,J,K	28,890	3,658
Provisions	9,085		-		-	9,085
Total Non-Current Liabilities	967,668		(25,232)		46,973	989,409
Current Liabilities
Trade and other payables	299,867		-	B,G	4,284	304,151
Income tax liabilities	89,845		-		-	89,845
Payroll and social security liabilities	18,291		-		-	18,291
Borrowings	62,222		-		-	62,222
Total Current Liabilities	470,225		-		4,284	474,509
TOTAL LIABILITIES	1,437,893		(25,232)		51,257	1,463,918
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,265,940		(25,232)		47,086	2,287,794

16

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.6.	Reconciliation of income for the nine-month period ended March 31, 2012

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
Revenues	539,924	i)	273,458	A,G	20,314	833,696
Costs	(111,192)	i)	(273,458)	B,F	18,901	(365,749)
Gross Profit	428,732		-		39,215	467,947
General and administrative expenses	(41,020)		-		-	(41,020)
Selling expenses	(26,041)		-	F	69	(25,972)
Gain from recognition of assets at net realizable value	8,553		-	B	(8,553)	-
Other operating income, net	-	j)	2,978		904	3,882
Profit from Operations	370,224		2,978		31,635	404,837
Share of profit of subsidiaries, associates and joint ventures	68,748		-	H, I,J	(10,600)	58,148
Amortization of negative goodwill	1,479		-	D	(1,479)	-
Other gains, net	2,978	j)	(2,978)		-	-
Profit from Operations before Financing and Taxation	443,429		-		19,556	462,985
Finance income	18,548		-	E	2,191	20,739
Finance cost	(109,679)		-	G	(163)	(109,842)
Financial results, net	(91,131)		-		2,028	(89,103)
Profit before Income Tax	352,298		-		21,584	373,882
Income tax expense	(101,383)		-	L	(11,782)	(113,165)
Profit for the period	250,915		-		9,802	260,717

17

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.7.	Reconciliation of income for the three-month period ended March 31, 2012

	Argentine GAAP balances I	Reclassifications II (*)	Measurement adjustments III (*)	RT 26 balances IV
Revenues	162,293	83,400	6,788	252,481
Costs	(31,887)	(83,400)	4,483	(110,804)
Gross Profit	130,406	-	11,271	141,677
General and administrative expenses	(13,015)	-	-	(13,015)
Selling expenses	(8,905)	-	(33)	(8,938)
Gain from recognition of assets at net realizable value	1,280	-	(1,280)	-
Other operating income, net	-	674	-	674
Profit from Operations	109,766	674	9,958	120,398
Share of profit of subsidiaries, associates and joint ventures	15,294	-	(7,338)	7,956
Amortization of negative goodwill	515	-	(515)	-
Other gains, net	674	(674)	-	-
Profit from Operations before Financing and Taxation	126,249	-	2,105	128,354
Finance income	6,036	-	649	6,685
Finance cost	(33,613)	-	(71)	(33,684)
Financial results, net	(27,577)	-	578	(26,999)
Profit before Income Tax	98,672	-	2,683	101,355
Income tax expense	(30,011)	-	(3,688)	(33,699)
Profit for the period	68,661	-	(1,005)	67,656

(*) Corresponds to the same reclassifications and/or measurement adjustments explained in notes 2.3.6 and 2.3.8.

18

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.8.	Reconciliation of income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.10.1	Reclassifications II	Ref. 2.3.10.2	Measurement adjustments III	RT 26 balances IV
Revenues	747,972	i)	372,215	A,B,G	22,763	1,142,950
Costs	(147,950)	i) j)	(372,152)	B,F	23,066	(497,036)
Gross Profit	600,022		63		45,829	645,914
General and administrative expenses	(54,778)		-		-	(54,778)
Selling expenses	(36,962)		-	F	(125)	(37,087)
Gain from recognition of assets at net realizable value	8,870		-	B	(8,870)	-
Other operating losses, net	-	j)	(19,310)	C	(2,082)	(21,392)
Profit from Operations	517,152		(19,247)		34,752	532,657
Share of profit of subsidiaries	60,517		-	H	(7,514)	53,003
Share of profit of subsidiaries, associates and joint ventures	25,060		-	D,I,J	(5,233)	19,827
Amortization of negative goodwill	2,062		-	D	(2,062)	-
Other gains, net	(19,247)	j)	19,247		-	-
Profit from Operations before Financing and Taxation	585,544		-		19,943	605,487
Finance income	30,894		-	B,E	(6,191)	24,703
Finance cost	(155,406)		-	G	(213)	(155,619)
Financial results, net	(124,512)		-		(6,404)	(130,916)
Profit before Income Tax	461,032		-		13,539	474,571
Income tax expense	(133,190)		-	L	(9,334)	(142,524)
Profit for the year	327,842		-		4,205	332,047

19

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.9.	Reconciliation of cash flows for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under RT 26 as further detailed below:

(a)	Operating activities

	03.31.2012	06.30.2012
Cash generated from operating activities under Argentine GAAP	319,344	477,543
Capitalization of direct costs	69	66
Foreign exchange gain on cash and cash equivalents	2,816	109
Cash generated from operating activities under RT 26	322,229	477,718

(b)	Investing activities

	03.31.2012	06.30.2012
Cash used in investing activities under Argentine GAAP	(111,628)	(243,946)
Acquisition of additional interest in subsidiaries	7,938	7,363
Capitalization of direct costs	(69)	(66)
Cash used in investing activities under RT 26	(103,759)	(236,649)

(c)	Financing activities

	03.31.2012	06.30.2012
Cash used in financing activities under Argentine GAAP	(204,049)	(344,586)
Acquisition of additional interest in subsidiaries	(7,938)	(7,363)
Cash used in financing activities under RT 26	(211,987)	(351,949)

(d)	Net increase / (decrease) in cash and cash equivalents

	03.31.2012	06.30.2012
Net increase/ (decrease) in cash and cash equivalents under Argentine GAAP	3,667	(110,989)
Foreign exchange gain on cash and cash equivalents	2,816	109
Net increase/ (decrease) in cash and cash equivalents under RT 26	6,483	(110,880)

20

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.10.	Explanation of the transition to RT 26

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the RT No. 26 applied by the Company. Only the differences having an impact on the Company are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and RT No. 26. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the summary tables above, which reflect the quantitative impacts from each change. Unless the quantitative impact is disclosed, the change impact is not significant to the Company.

Column I in the tables included on previous pages represents the Argentine GAAP balances prior to transition as published in the latest Company’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to transition date (July 1, 2011) and the financial statements of the Company prepared under Argentine GAAP for the nine and three-month periods ended March 31, 2012. However, certain reclassifications and/or groupings have already been made to such information in Column I to avoid lengthy explanations of certain format changes introduced in these first financial statements according to RT 26. The main changes in the statements of financial position included in Column I are the following:

(1)
The line items  “Trade receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables”, except for deferred income tax assets and derivative financial instruments that have been shown separately.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable” and “Other liabilities”  have been also grouped into the new line item “Trade and other payables”, except for current income tax liabilities, deferred income tax liabilities and derivative financial instruments that have been shown separately.

(3)	Goodwill which was previously disclosed separately, offsetting negative goodwill, that has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks in the line named “Cash and cash equivalents”.

(5)
Investments in associates and subsidiaries and joint ventures previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in subsidiaries, associates and joint ventures”.

21

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The following changes have been made to the statements of comprehensive income for the year ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012:

(1)
The format of the income statement has been restructured to simplify its reading. To that effect, all revenue streams of the Company which were previously disclosed separately, (i.e. leases and services and others), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenue and Costs are then cross-referenced to respective notes in the financial statements where a detailed breakdown is provided per line of business.

(2)
According to Argentine GAAP, the financial results are broken down depending on whether it is generated by assets or liabilities. Under the RT 26, the Company has adopted the criterion of showing financial income and financial expenses on different lines in the income statement. For the sake of simplicity, the Company has reclassified the figures as per Argentine GAAP shown under “Financial income (expense) generated by assets” and “Financial income (expense) generated by liabilities”, into “Financial income” and “Financial expense”, as applicable, in Column I.

2.3.10.1.	Presentation reclassifications (Column II)

Presentation reclassifications affecting the statements of financial position

The column titled “Presentation Reclassifications” reflects the differences in disclosure and format between the statements of financial position under to Argentine GAAP and RT 26. Unless otherwise stated, amounts have been reclassified for presentational purposes under RT 26 prior to affecting the corresponding adjustments under Argentine GAAP, if applicable. The impact of the RT 26 adjustments on reclassified balances is included in Column III titled ¨Measurement Adjustments¨ and is further discussed in Note 2.3.10.2 below. Unless otherwise stated, these presentation reclassifications affect both the statements of financial position as at transition date, i.e. July 1, 2011, March 31, 2012, and June 30, 2012.

22

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(a) Investment properties

This reclassification is consistent with the one described in Note 2.3.10.2.a) to the Unaudited Condensed Interim Consolidated Financial Statements.

As of July 1, 2011, March 31, 2012, and June 30, 2012, the Company reclassified Ps. 824,062, Ps. 787,079 and Ps. 775,918 out of Property, plant and equipment, and Ps. 77,957, Ps. 77,957 and Ps. 118,059 out of non-current investments into the new line item titled “Investment properties, net” according to RT 26, respectively.

(b) Trading properties

This reclassification is consistent with the one described in Note 2.3.10.2.b) to the Unaudited Condensed Interim Consolidated Financial Statement.

As at July 1, 2011, March 31, 2012, and June 30, 2012, the Company reclassified Ps. 36,198, Ps. 18,114 and Ps. 14,424 out of Inventories, and Ps. 13,188, Ps. 13,188 and Ps. 13,188 out of non-current investments into the new line item titled “Trading properties” according to RT 26, respectively.

(c) In-kind receivables from barter transactions

This reclassification is consistent with the one described in Note 2.3.10.2.c) to the Unaudited Condensed Interim Consolidated Financial Statement.

The Company reclassified Ps. 23,309, Ps. 23,608 and Ps. 23,608 as of July 1, 2011, March 31, 2012, and June 30, 2012, respectively, out of Inventories into the new line item titled “Trading properties” according to RT 26.

(d) Non-current investments – financial assets

This reclassification is consistent with the one described in Note 2.3.10.2.d) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company reclassified Ps. 56,295, Ps. 58,945 and Ps. 68,945, as of July 1, 2011, March 31, 2012, and June 30, 2012, respectively, out of non-current investments into the new line item titled “Investments in financial assets” according to RT 26.

23

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(e) Current investments – financial assets

This reclassification is consistent with the one described in Note 2.3.10.2.e) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company reclassified Ps. 528, Ps. 29,843 and Ps. 348, as of July 1, 2011, March 31, 2012, and June 30, 2012, respectively, out of investments into “Investments in financial assets” according to RT 26.

(f) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

The present reclassification is consistent with the one described in Note 2.3.10.2.f) to the Unaudited Condensed Interim Consolidated Financial Statements.

As of July 1, 2011, March 31, 2012, and June 30, 2012, the Company reclassified Ps. 6,011, Ps. 9,095 and Ps. 12,475 out of Property, plant and equipment, respectively to "Trade and other receivables, net"; and Ps. 1,022 out of Investments in associates and joint ventures into “Trade and other receivables, net”, as at July 1, 2011.

(g) Software

The present reclassification is consistent with the one described in Note 2.3.10.2.g) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company reclassified Ps. 1,071, Ps. 848 and Ps. 937, respectively, as of July 1, 2011, March 31, 2012, and June 30, 2012, out of Property, plant and equipment, into “Intangible assets, net” under RT 26.

(h)       Investment in subsidiaries

The Company reclassified out of Investment in subsidiaries, associates and joint ventures Ps. 17,656, Ps. 21,145, and Ps. 25,232, as at July 1, 2011, March 31, 2012, and June 30, 2012, respectively, into “Other liabilities” because the investment in Fibesa S.A. has become negative, due to the adjustments arised from  resolutions changes.

Presentation reclassifications affecting the statement of comprehensive income

(i)           Revenue – service income and service charges

The present reclassification is consistent with the one described in Note 2.3.10.2.h) to the Unaudited Condensed Interim Consolidated Financial Statements.

24

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

According to RT 26, as at the nine-month period ended March 31, 2012 and the year ended June 30, 2012, Ps. 273,458 and Ps. 372,152 respectively was recognized for service charge income as a component of Company’s revenue with a corresponding amount of service charge expense as a component of Company’s costs. As the Company charges tenants the same amounts expensed with suppliers without any mark-up, there is no impact on operating income, net income or cash flows.

(j) Other operating income, net

This reclassification is consistent with the one described in Note 2.3.10.2.i) to the Unaudited Condensed Interim Consolidated Financial Statements.

According to RT 26, for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012, the Company reclassified gains and losses into “Revenues” and “Other operating income, net”.

Reclassifications affecting the statement of changes in Shareholders' equity

(k) Appraisal revaluation

The present reclassification is consistent with the one described in Note 2.3.10.2.j) to the Unaudited Condensed Interim Consolidated Financial Statements.

Presentation reclassifications affecting the statements of cash flows for the nine-month period ended March 31, 2012 and for the fiscal year ended June 30, 2012.

Under Argentine GAAP, the effect of changes in exchange rate of cash and cash equivalents were shown as operating activities and were not presented as a forth category in the statements of cash flow, as RT 26 required.

Additionally, pursuant to Argentine GAAP, proceeds derived from sale of property, plant and equipment (including properties classified as investment property under RT 26) was reported as operating activities. In accordance with RT 26, proceeds derived from sale of investment property and property, plant and equipment is reported as investing activities.

25

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

Finally, according to Argentine GAAP, the acquisition of non-controlling interests was reported as investing activities, while under RT 26 it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statements of cash flows prepared under Argentine GAAP.

2.3.10.2	Measurement adjustments (Column III)

Argentine GAAP differs in certain significant respects from RT 26. Such differences involve methods of measuring the amounts shown in the separate financial statements, as further described below:

(A)	Revenue recognition – “scheduled rent increases”

The following adjustment is consistent with the one described in Note 2.3.10.3.A) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company recognized a receivable for rent averaging of Ps. 37,053, Ps. 57,190 and Ps. 63,901, in the line item “Trade and other receivables, net” as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, an amount of Ps. 37,053 was recognized against retained earnings and an amount of Ps. 20,137 was recognized in the line item “Revenues” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 37,053 was recognized against retained earnings and an amount of Ps. 26,848 was recognized in the line item “Revenues” in the statements of income.

(B) Trading properties

The following adjustment is consistent with the one described in Note 2.3.10.3.C) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company eliminated the effect of inflation adjustment on trading properties and adjusted their value for an amount of Ps. 10,730, Ps. 7,164 and Ps. 7,164 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, an amount of Ps. 10,730 was recognized against retained earnings and an amount of Ps. 3,566 was recognized in the line item “Costs” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 10,730 was recognized against retained earnings and an amount of Ps. 3,566 was recognized in the line item “Costs” in the statements of income.

26

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

On the other hand, the Company adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 14,964, Ps. 8,182 and Ps. 8,869 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, the Company recognized (i) a gain of Ps. 15,335 against “Costs” in the statements of income, (ii) a decrease for an amount of Ps. 8,553 in the line item “Gain from recognition of assets at net realizable value”, as shown in the statements of income according to Argentine GAAP, and (iii) the remaining amount of Ps. 14,964 against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized: (i) a gain of Ps. 19,309 against “Costs” in the statements of income, (ii) a decrease for an amount of Ps. 8,870 in the line item “Gain from recognition of inventories at net realizable value”, as shown in the statements of income according to Argentine GAAP, (iii) a decrease of Ps. 26 in the line item “Finance income”, (iv) a decrease of Ps. 4,318 in the line item “Revenues” and (v) the remaining amount of Ps. 14,964 against retained earnings.

(C) Pre-operating and organization expenses

The following adjustment is consistent with the one described in Note 2.3.10.3.D) to the Unaudited Condensed Interim Consolidated Financial Statements.

As June 30, 2012, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized for an amount of Ps. 2,082 of Intangible assets. For the year ended June 30, 2012, the Company recognized a loss of Ps. 2,082 against “Other operating income, net” in the statements of income. As at July 1, 2011 and March 31, 2012 the Company did not capitalize pre-operating expenses.

(D) Goodwill

Goodwill

The following adjustment is consistent with the one described in Note 2.3.10.3.E) to the Unaudited Condensed Interim Consolidated Financial Statements.

Business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under RT 26 as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date, which amounts Ps. 506. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under RT 26.

27

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. Such goodwill had not been amortized under Argentine GAAP.

Negative goodwill

The following adjustment is consistent with the one described in Note 2.3.10.3.E) to the Unaudited Condensed Interim Consolidated Financial Statements.

The balances of negative goodwill recognized in the statements of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 27,499, Ps. 26,021 and Ps. 25,507 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. Additionally, the balances of investments in associates and joint ventures in the statements of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 186, Ps. 131 and Ps. 144 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively.

As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, the Company recognized (i) a decrease for an amount of Ps. 1,479 in the line item “Amortization of goodwill”, as shown in the statements of income according to Argentine GAAP, and (ii) the remaining amount of Ps. 27,685 against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized (i) a decrease for an amount of Ps. 28 against “Net Income from investments in associates and joint ventures” as shown in the statements of income, (ii) a decrease for an amount of Ps. 2,062 in the line item “Amortization of goodwill”, as shown in the statements of income according to Argentine GAAP and (iii) the remaining amount of Ps. 27,685 against retained earnings.

(E) Non-current investments – financial assets

The following adjustment is consistent with the one described in Note 2.3.10.3.F) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company adjusted the value of these equity securities to fair value by Ps. 12,255, Ps. 14,446 and Ps. 6,090 at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, an amount of Ps. 12,255 was recognized against retained earnings and a gain of Ps. 2,191 was recognized against the line item “Financial results, net” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 12,255 was recognized against retained earnings and an amount of Ps. 6,165 was recognized against the line item titled “Financial results, net” in the statements of income.

28

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(F) Initial direct costs on operating leases

The following adjustment is consistent with the one described in Note 2.3.10.3.G) to the Unaudited Condensed Interim Consolidated Financial Statements.

Ps. 185, Ps. 254 and Ps. 251 were added to “Investment properties, net”, as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, an amount of Ps. 185 was recognized against retained earnings and a gain of Ps. 69 was recognized against the line item “Selling expenses”. For the year ended June 30, 2012, an amount of Ps. 185 was recognized against retained earnings, a loss of Ps. 125 was recognized against the line item “Selling expenses” and a gain of Ps. 191 against “Costs” in the statements of income.

(G) Tenant deposits

The following adjustment is consistent with the one described in Note 2.3.10.3.H) to the Unaudited Condensed Interim Consolidated Financial Statements.

As a result, the Company adjusted the financial liability from tenant deposits within “Trade and other payables” for an amount of Ps. 35, Ps. 49 and Ps. 55 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, the Company recognized (i) a gain of Ps. 177 against “Revenues” in the statements of income (due to an increase of rental income under RT 26), (ii) a loss of Ps. 163 against “Finance cost” in the statements of income (due to the measurement of financial liabilities at amortized cost under RT 26), and (iii) the remaining amount of Ps. 35 against retained earnings. For the year ended June 30, 2012, the Company recognized: (i) a gain of Ps. 233 against “Revenues” in the statements of income (due to an increase of rental income under RT 26), (ii) a loss of Ps. 213 against “Finance cost” in the statements of income (due to the measurement of financial liabilities at amortized cost under RT 26), and (iii) the remaining amount of Ps. 35 against retained earnings.

(H) Impact of adjustments according to RT 26 in investments in subsidiaries

Argentine GAAP - Investment in entities in which the Company exercises control, are accounted for under equity method. Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits (loss) of the subsidiary, and decreased by dividends received from the subsidiary. The Company applies its share to the financial statements of its investments booked under the equity method, prepared in accordance with Argentine GAAP.

29

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

RT 26 – As described in Note 2.1, the Company accounts for the investments in subsidiaries under the equity method of accounting. However, the Company has assessed the impact of RT 26 adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

As at July 1, 2011, March 31, 2012 and June 30, 2012, the subsidiaries of the Company are those detailed in Note 7 to the consolidated financial statements.

In Notes 2.3.10.3. (A), (B), (C), (D), (G), (H), (I), (J), and (N) to the Unaudited Condensed Interim Consolidated Financial Statements, there is a description of the most significant adjustments to the shareholders equity and net income of subsidiaries, as per RT 26.

As consequence, the investment in subsidiaries was reduced in Ps. 28,492, Ps. 33,921 and Ps. 36,006 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, an amount of Ps. 28,492 was recognized against retained earnings and an amount of Ps. 5,429 was recognized in the statements of income. For the year ended June 30, 2012, an amount of Ps. 28,492 was recognized against retained earnings and an amount of Ps. 7,514 was recognized in the statements of income.

(I) Impact of adjustments according to RT 26 in investments in associates

The following adjustment is consistent with the one described in Note 2.3.10.3.K) to the Unaudited Condensed Interim Consolidated Financial Statements.

The shareholders’ equity in associates was reduced by Ps. 6,454, Ps. 11,814 and Ps. 11,342 as at July 1, 2011, March 31, 2012, and 30 June, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012 Ps. 6,454 were recognized against retained earnings and a gain of Ps. 5,360 was recognized against “Net income from investments in associates and joint ventures” in the income statement. For year ended June 30, 2012, Ps. 6,454 were recognized against retained earnings and a loss of Ps. 4,888 was recognized against “Net income from investments in associates and joint ventures” in the income statement.

30

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(J) Impact of adjustments to RT 26 in investments in joint ventures

The following adjustment is consistent with the one described in Note 2.3.10.3.L) to the Unaudited Condensed Interim Consolidated Financial Statements.

The shareholders’ equities in joint ventures were increased in Ps. 189 as at March 31, 2012, and reduced by Ps. 373 as at June 30, 2012. As at July 1, 2011, the Company did not have joint venture´s investments. For the nine-month period ended March 31, 2012, a gain of Ps. 189 was recognized in the statements of income. For the year ended as of June 30, 2012, a loss of Ps. 373 was recognized in the statements of income.

 (K) Purchase of additional interest in subsidiaries

The following adjustment is consistent with the one described in Note 2.3.10.3.M) to the Unaudited Condensed Interim Consolidated Financial Statements.

As at March 31, 2012 and June 30, 2012, the Company: (i) recognized a decrease in non-controlling interest and a debit against equity under RT 26 for an amount of Ps. 16,020 and Ps. 16,020, respectively.

(L) Deferred income tax

The following adjustment is consistent with the one described in Note 2.3.10.3.N) to the Unaudited Condensed Interim Consolidated Financial Statements.

The Company has assessed the impact of all RT 26 adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income tax of Ps. 8,929, Ps. 19,807 and Ps. 18,263 as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, an adjustment against retained earnings was recognized. For the nine-month period ended March 31, 2012, an amount of Ps. 8,929 was recognized against retained earnings and an amount of Ps. 10,878 was recognized to “Income tax expense” in the statements of income. For the year ended June 30, 2012, an amount of Ps. 8,929 was recognized against retained earnings and an amount of Ps. 9,334 was recognized in the statements of income.

31

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.4.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under IFRS as at June 30, 2012 (which are included in Exhibit I) and are based on those IFRS expected to be in force on June 30, 2013 (except for the accounting of investments in subsidiaries, associates and joint ventures, as described in Note 2.1). Likewise, the principal accounting policies are also described in Exhibit I.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal years ended June 30, 2012, which are described in Exhibit I.

3.	Seasonal effects on operations

See seasonal effects on operations in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Acquisitions and sales

Acquisitions of financial assets

During this period the APSA purchased from its controlling company IRSA Inversiones y Representaciones Sociedad Anónima corporate notes Class II (USD) due on July 20, 2020 in the amount of USD 3.55 million, which accrue interest at a fixed annual rate of 11.5% and will be paid semi-annually, while payment of principal is due upon maturity.

Latter, on September 14, 2012, APSA sold those notes to its subsidiaries Emprendimientos Recoleta S.A. and Panamerican Mall S.A. for USD 1.31 million and USD 2.24 million respectively.

32

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and sales (Continued)

See acquisitions and sales in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial Risk Management

5.1.	Financial risk

The Company’s  activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no significant changes in the risk management or risk management policies applied by the Company.

5.2.	Fair value estimates

Since June 30, 2012 there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

33

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012:

	March 31, 2013	June 30, 2012
Beginning of the period / year	(1) 847,988	(1) 697,864
Acquisitions	(2) 32,024	57,642
Capital contribution	80,462	56,446
Profit - sharing	49,727	72,830
Financial costs capitalized	5,121	970
Dividends distribution	(41,355)	(22,230)
Long-term incentive program in subsidiaries	373	470
Reversion of Intercompany transactions	-	(16,004)
End of the period / year	(1) 974,340	(1) 847,988

(1)	Includes Ps. (11,289), Ps. (3,658) and Ps. (5,448) as of at March 31, 2013, June 30, 2012 and July 1, 2011 respectively, in relation to the equity interest in Fibesa S.A..
(2)	See acquisitions of joint venture in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

7.	Investment properties, net

Changes in the Company’s investment properties for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	894,228	902,204
Additions and acquisitions	73,816	69,295
Disposals of unused assets	-	(642)
Sales (ii)	(97)	-
Depreciation charge (i) (Note 23)	(67,664)	(76,629)
End of the period / year	900,283	894,228

(i)	Depreciation charges of investment property are included within "Costs" in the statements of income (Note 23).
(ii)	See Note 10 to the Unaudited Condensed Interim Financial Statements.

The following amounts have been recognized in the statement of income:

	March 31, 2013	March 31, 2012
Rental and service income	972,948	801,646
Direct operating expenses	(431,970)	(355,430)

34

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Property, plant and equipment, net

Changes in the Company’s property, plant and equipment for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	15,344	13,639
Additions	4,079	6,200
Disposals	(8)	(113)
Depreciation charge (i) (Note 23)	(4,641)	(4,382)
End of the period / year	14,774	15,344

(i)	Depreciation charges are included within “Costs”, “General and administrative expenses” and “Selling expenses” in the statements of income (Note 23).

9.	Trading properties

Changes in the Company’s trading property for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	39,346	47,001
Additions	5	315
Sales (i)	(762)	(7,970)
End of the period / year	38,589	39,346

(i)	Corresponds to the sale of housing units (apartments and parking spaces) of plot 2G made during the period.

10.	Intangible assets, net

Changes in the Company’s intangible assets for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	1,152	1,368
Additions	317	491
Amortization charge (i) (Note 23)	(454)	(707)
End of the period / year	1,015	1,152

(i)	Amortization charge is included within “Costs” in the statements of income (Note 23).

35

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Inventories

Company’s inventories as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Current
Materials and others items of inventory	8,825	9,404	6,554
Total inventories	8,825	9,404	6,554

12.	Trade and other receivables, net

The following table shows the Company´s trade and other receivables as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Leases and services receivable	41,874	36,201	20,837
Property sales receivable	3,046	2,582	2,322
Less: provision for impairment of trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables, net	42,712	36,575	20,951
Prepayments	2,969	2,020	2,818
Others	15	19	794
Non-current other receivables, net	2,984	2,039	3,612
Related parties (Note 28)	30,719	32,381	-
Non-current trade and other receivables, net	76,415	70,995	24,563
Current
Deferred checks received	136,401	104,097	72,366
Leases and services receivable	130,688	120,518	87,676
Debtors under legal proceedings	37,682	37,922	35,271
Property sales receivable	845	100	647
Less: provision for impairment of trade receivables	(42,966)	(39,552)	(38,390)
Current trade receivables, net	262,650	223,085	157,570
Prepayments	35,238	32,005	27,463
Advance payments	30,968	12,475	7,033
Loans	4,362	309	-
Other tax receivables	2,778	6,467	4,334
Others	758	4,098	2,142
Less: provision for bad debts	(11)	-	-
Current other receivables, net	74,093	55,354	40,972
Related parties (Note 28)	66,758	33,414	43,011
Current trade and other receivables, net	403,501	311,853	241,553
Total trade and other receivables, net	479,916	382,848	266,116

36

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables, net (Continued)

Movements on the Company’s provision for impairment of trade receivables were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	41,760	40,598
Additions (Note 23)	10,195	7,913
Recovery (Note 23)	(5,526)	(3,004)
Used during the period / year	(1,244)	(3,747)
End of the period / year	45,185	41,760

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 23). Amounts charged to the provision account are generally written off, when there is no expectation of recovery.

13.	Investments in financial assets

The following table shows the Company´s investments in financial assets as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Investment in equity securities in TGLT S.A.	53,435	65,035	68,550
Don Mario S.G.R.	10,060	10,000	-
Non-current portion	63,495	75,035	68,550
Current
Mutual funds	47	347	527
Mortgage bonds (Note 28)	1	1	1
Don Mario S.G.R.	1,133	-	-
Current portion	1,181	348	528
Total investments in financial assets	64,676	75,383	69,078

14.	Cash and cash equivalents information

The following table shows the Company´s amounts of cash and cash equivalents as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Cash at bank and on hand	16,819	17,353	8,842
Time deposits in local currency	114,702	-	-
Mutual funds	2,700	1,090	120,591
Total cash and cash equivalents	134,221	18,443	129,433

37

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.           Cash and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2013 and 2012.

	Note	March 31, 2013	March 31, 2012
Profit for the period		245,769	260,717
Adjustments for:
Income tax expense	19	99,055	113,165
Amortization and depreciation	23	72,759	61,214
Gain from disposal of trading property		(1,458)	-
Gain from disposal of investment property		(236)	-
Disposal of unused property, plant and equipment	8	8	-
Provision for Directors’ fees	28	7,477	7,147
Reserve for share-based compensation	27	3,657	2,192
Fair value gain (loss) of financial assets at fair value through profit or loss	26	8,277	(2,191)
Financial results, net		152,470	90,354
Impairment of receivables, net	23	4,669	3,425
Provisions	17	5,029	374
Share of profit of subsidiaries, associates and joint ventures	6	(49,727)	(58,148)
Unrealized foreign exchange loss, net		(630)	2,816
Changes in operating assets and liabilities:
Decrease in inventories	11	579	572
Decrease in trading properties	9	2,215	7,589
Increase in trade and other receivables, net	12	(40,467)	(84,918)
Increase in trade and other payables	15	40,970	30,873
Decrease in payroll and social security liabilities	16	(3,844)	(3,881)
Provisions used	17	(744)	(293)
Net cash generated from operating activities before income tax paid		545,828	431,007

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended March 31, 2013 and 2012:

	March 31, 2013	March 31, 2012
Decrease in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables, net	-	376
Decrease in trade and other payables through an increase in shareholders’ equity	626	-
Increase in equity investments in subsidiaries, associates and joint ventures through an increase in borrowings	-	8,645
Increase in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other payables	-	12,258
Conversion of notes	41	38
Decrease in trade and other payables through a decrease in equity investments in associates and joint ventures	-	239
Decrease in trade and other receivables, net through an increase in equity investments in associates and joint ventures	-	1,161
Decrease in borrowings through a decrease in equity investments in associates and joint ventures	18,000	3
Decrease in borrowings through an increase in trade and other payables	-	60
Increase in equity investments in associates and joint ventures through a decrease in trade and other receivables, net	-	14,445
Increase in equity investments in subsidiaries, associates and joint ventures through an increase in trade and other payables (offsetting of dividends)	-	11,307
Decrease in trade and other receivables, net through a decrease in trade and other payables	-	1,446
Dividends distribution, not yet paid	1,610	-

38

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Trade and other payables, net

The following table shows the Company´s trade and other payables as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Admission rights	92,571	79,629	59,334
Rent and service payments received in advance	16,804	18,172	21,078
Tenant deposits	794	799	327
Trade payables	-	4	47
Non-current trade payables	110,169	98,604	80,786
Tax amnesty plan for payable taxes	15,106	16,812	16,752
Other income to be accrued	8,703	8,902	9,170
Others	115	148	449
Other tax payables	42	-	2,446
Non-current other payables	23,966	25,862	28,817
Related parties (Note 28)	232	73	12
Non-current trade and other payables	134,367	124,539	109,615
Current
Admission rights	84,435	70,085	52,114
Rent and service payments received in advance	70,830	52,300	42,186
Invoices to be received	48,630	41,705	35,481
Trade accounts payables	25,872	32,016	22,216
Payments received in advance	25,984	8,878	18,595
Tenant deposits	967	465	1,194
Current trade payables, net	256,718	205,449	171,786
VAT payables	16,308	15,572	14,082
Withholding income tax	10,354	7,418	4,810
Tax amnesty plan for payable taxes	2,823	2,663	2,590
Dividends payable (Note 20)	4,112	6,092	-
Other tax payables	1,839	1,765	10,847
Other income to be paid	266	266	16,509
Others	156	2,219	1,378
Current other payables	35,858	35,995	50,216
Related parties (Note 28)	48,214	62,707	28,423
Current trade and other payables	340,790	304,151	250,425
Total trade and other payables	475,157	428,690	360,040

39

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Current
Provision for vacation, bonuses and others	11,483	14,891	14,039
Social security payable	2,964	3,002	2,625
Others	-	398	577
Total payroll and social security liabilities	14,447	18,291	17,241

17.	Provisions

The table below shows the movements in the Company's provisions for other liabilities categorized by type:

Labor, legal and other claims
At July 1, 2011	9,459
Additions	4,438
Recovery	(4,424)
Used during the year	(388)
At June 30, 2012	9,085
Additions (Note 25)	5,685
Recovery (Note 25)	(656)
Used during the period	(744)
At March 31, 2013	13,370

The analysis of total provisions is as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current	8,478	9,085	9,459
Current	4,892	-	-
	13,370	9,085	9,459

40

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
APSA ON Series I due 2017 (Note 28)	Unsecured	USD	Fixed	7.875%	120,000	561,979	496,188	449,863
APSA ONC due 2014 (vi)	Unsecured	USD	Fixed	10%	50,000	-	143,717	130,515
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	46,112	38,689	35,125
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	258	1,238	1,530	-
Syndicated loan (iv) (Note 28)	Unsecured	Ps.	Fixed	15.01%	118,000	90,722	-	-
Finance lease obligations	Secured	USD	Fixed	7.50%	666	198	426	-
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	22,429	-	-
Non-current borrowings						722,678	680,550	615,503
Related parties (Note 28)						72,408	64,144	32,229
Total non-current borrowings						795,086	744,694	647,732
Current
APSA ON Series II due 2012 (Note 28)	Unsecured	Ps.	Fixed	11%	154,020	-	-	26,601
APSA ONC due 2014 (vi)	Unsecured	USD	Fixed	10%	50,000	-	6,536	19,231
APSA ON Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	15,812	4,554	4,490
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	2,424	2,854	2,789
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	1,576	8,072	10,235	8,900
Seller financing - Nuevo Puerto Santa Fe S.A (iii)	Unsecured	USD	Fixed	7.44%	269	-	4,966	1,925
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	6,522	-	-
Syndicated loan (iv) (Note 28)	Unsecured	Ps.	Fixed	15.01%	118,000	25,528	-	-
Other borrowings	Unsecured	USD	Fixed	4%	560	-	-	2,346
Bank overdrafts	Unsecured	Ps.	Floating	13.5 to 17.5%	179,055	180,066	31,976	52,273
Finance leaseobligations	Secured	USD	Fixed	7.50%	666	464	787	-
Current borrowings						238,888	61,908	118,555
Related parties (Note 28)						124	314	318
Total current borrowings						239,012	62,222	118,873
Total borrowings						1,034,098	806,916	766,605

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed interest rate of 5% due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets).
(iii)	Seller financing Nuevo Puerto Santa Fe S.A. (investment property) = Financing of USD 4.5 million paid in 19 monthly interest-free installments due in February 2013.
(iv)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000 with several banks, including Banco Hipotecario (see Note 28). Principal will be payable in 9 quarterly consecutive installments.

(v)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting on December 2013.
(vi)	See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

41

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Current and Deferred income tax

The detail of the provision for the Company’s income tax as of March 31, 2013 and 2012 are as follows:

	March 31, 2013	March 31, 2012
Current income tax	(116,691)	(121,472)
Deferred income tax	17,636	8,307
Income tax expense	(99,055)	(113,165)

The gross movement on the deferred income tax account is as follows:

	March 31, 2013	June 30, 2012
Beginning of period / year	107,433	123,769
Income tax for the period	(17,636)	(16,336)
End of period / year	89,797	107,433

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit before income tax for the nine-month period ended March 31, 2013 and 2012:

	March 31, 2013	March 31, 2012
Net income at tax rate	120,688	130,859
Permanent differences:
Non-deductible items and others	(4,229)	2,658
Results from equity investees companies	(17,404)	(20,352)
Income tax expense	99,055	113,165

20.	Dividends

Dividends paid in the period

The dividends paid in the period ended March 31, 2013 were Ps. 141,354.

The dividends of the period ended June 30, 2012 of Ps. 317,000 were approved at the annual general ordinary shareholders’ meeting on October 31, 2012.

42

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Dividends (Continued)

Expired dividends

From the amount of Ps. 6,092 of current dividends as of June 30, 2012 on November 17, 2012, Ps. 626 expired and Ps. 2,964 were canceled during the period, remaining an amount of Ps. 2,502 disclosed under the “Trade and other payables” line item.

Dividends not yet paid

From the amount of Ps. 4,112 as of March 31, 2013, Ps. 2,502 corresponds to dividends not yet paid as of June 30, 2012 mentioned above and Ps. 1,610 to dividends approved by Shareholders’ meeting held on October 31, 2012.

21.	Revenues

For the nine-month periods ended March 31, 2013 and 2012

	March 31, 2013	March 31, 2012

Base rent	358,933	283,723
Expenses and collective promotion fund	326,727	273,458
Contingent rent	160,215	133,995
Admission rights	70,168	56,861
Parking fees	32,659	23,736
Averaging of scheduled rent escalation	11,997	20,137
Management fees	10,648	8,331
Others	1,601	1,405
Total rental and service income	972,948	801,646
Sale of trading properties	4,262	32,050
Total sale of trading properties	4,262	32,050
Total revenues	977,210	833,696

22.	Costs

For the nine-month periods ended March 31, 2013 and 2012

	March 31, 2013	March 31, 2012
Service charge expenses and other operating costs	431,970	355,430
Cost of property operations	431,970	355,430
Cost of sale of trading properties	2,804	10,319
Total costs of trading properties	2,804	10,319
Total costs (Note 23)	434,774	365,749

43

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Expenses by nature

For the nine-month period ended March 31, 2013:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	126,312	384	5,338	2,830	134,864
Maintenance, security, cleaning, repairs and others	99,684	1,031	392	96	101,203
Advertising and other selling expenses	69,727	-	-	2,753	72,480
Amortization and depreciation	72,246	-	442	71	72,759
Taxes, rates and contributions	33,119	109	83	21,113	54,424
Directors´ fees	-	-	30,560	-	30,560
Fees and payments for services	16,406	19	5,968	898	23,291
Leases and expenses	11,676	498	735	129	13,038
Impairment of receivables (charge and recovery)	-	-	-	4,669	4,669
Cost of sale of properties	-	762	-	-	762
Other expenses	2,800	1	1,464	54	4,319
Total expenses by nature	431,970	2,804	44,982	32,613	512,369

44

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Expenses by nature (Continued)

For the nine-month period ended March 31, 2012:

	Cost
	Charges for services and other operating costs	Cost of sale of trading properties	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	96,164	-	5,591	3,091	104,846
Maintenance, security, cleaning, repairs and others	81,101	854	389	81	82,425
Advertising and other selling expenses	72,064	-	-	2,810	74,874
Amortization and depreciation	60,885	-	329	-	61,214
Taxes, rates and contributions	20,807	190	253	15,752	37,002
Directors’ fees	-	-	26,034	-	26,034
Fees and payments for services	9,691	31	6,703	548	16,973
Leases and service charges	8,396	470	732	141	9,739
Cost of sale of properties	-	8,771	-	-	8,771
Impairment of receivables (charge and recovery)	-	-	-	3,425	3,425
Other expenses	6,322	3	989	124	7,438
Total expenses by nature	355,430	10,319	41,020	25,972	432,741

45

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Employee costs

For the nine-month periods ended March 31, 2013 and 2012

	March 31, 2013	March 31, 2012
Salaries, bonuses and social security costs	131,580	103,113
Share-based compensation	3,284	1,733
Employee costs	134,864	104,846

25.	Other operating (expense) / income, net

For the nine-month periods ended March 31, 2013 and 2012

	March 31, 2013	March 31, 2012
Management fee (Note 28)	9,987	7,312
Lawsuits and other contingencies	(5,029)	(240)
Donations (Note 28)	(6,420)	(3,497)
Others	(1,571)	307
Total other operating (expense) / income, net	(3,033)	3,882

26.	Financial results, net

For the nine-month periods ended March 31, 2013 and 2012

	March 31, 2013	March 31, 2012
Finance income:
- Interest income	15,560	6,630
- Foreign exchange	5,993	9,508
- Fair value gains of financial assets at fair value through profit or loss	4,524	4,601
Finance income	26,077	20,739

Finance costs
- Interest expense	(64,855)	(54,611)
- Foreign exchange	(88,812)	(43,903)
- Other finance costs	(15,137)	(10,289)
- Fair value loss of financial assets at fair value through profit or loss	(12,801)	-
- Loss from derivative financial instruments	(1,162)	(1,039)
- Loss from repurchase of Non-Convertible Notes (i)	(10,257)	-
Finance costs	(193,024)	(109,842)
Total financial results, net	(166,947)	(89,103)

(i)	See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

27.	Share-based payments

For the periods ended March 31, 2013 and 2012, the Company recognized a charge of Ps. 3,657 and Ps. 2,192, respectively, associated with Incentive Plans.

46

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Related party transactions

The following is a summary of the balances with related parties as of March 31, 2013:

Related party	Description of transaction	Investments in financial assets	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings Non-current	Borrowings Current
Arcos del Gourmet S.A. (13)	Reimbursement of expenses	-	-	518	-	(21)	-	-
	Management fee	-	-	7,481	-	-	-	-
Apsamedia S.A. (13)	Reimbursement of expenses	-	-	378	-	(71)	-	-
	Leases to be accrued	-	-	1,242	-	(2,141)	-	-
	Monthly fee advertising space	-	-	15,673	-	-	-	-
	Loans	-	-	-	-	-	(63,648)	-
Canteras Natal Crespo S.A. (6)	Reimbursement of expenses	-	-	1	-	-	-	-
Conil S.A. (13)	Reimbursement of expenses	-	-	26	-	-	-	-
Emprendimiento Recoleta S.A. (13)	Reimbursement of expenses	-	-	-	-	(257)	-	-
	Non-Convertible notes 2017	-	-	-	-	-	(671)	(20)
Fibesa (13)	Reimbursement of expenses	-	-	1,587	-	(102)	-	-
	Share-based compensation	-	-	324	-	-	-	-
	Loans	-	-	-	-	-	(8,760)	(124)
FyO Trading (8)	Reimbursement of expenses	-	-	8	-	-	-	-
IRSA Internacional LLC (10)	Reimbursement of expenses	-	-	64	-	-	-	-
Consultores Asset Management S.A. (CAMSA) (1)	Reimbursement of expenses	-	-	81	-	(5)	-	-
Estudio Zang, Bergel & Viñes (2)	Legal services	-	-	79	-	(340)	-	-
Fundación IRSA (1)	Reimbursement of expenses	-	-	10	-	-	-	-
Fundación Museo de los niños (1)	Reimbursement of expenses	-	-	578	-	(162)	-	-
	Leases	-	-	614	-	-	-	-
Directors	Fees	-	-	-	-	(7,477)	-	-
	Reimbursement of expenses	-	-	-	-	(63)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Banco Hipotecario S.A. (5)	Leases	-	-	1	-	-	-	-
	Reimbursement of expenses	-	-	298	-	(266)	-	-
	Mortgage bonds	1	-	-	-	-	-	-
	Loans	-	-	-	-	-	(15,600)	(4,293)
Cyrsa S.A. (6)	Reimbursement of expenses	-	-	84	-	(54)	-	-
Tarshop S.A. (7)	Reimbursement of expenses	-	-	167	(220)	(216)	-	-
	Leases	-	-	6	-	-	-	-

47

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings Non-current	Borrowings Current
Boulevard Norte S.A. (14)	Reimbursement of expenses	-	-	14	-	-	-	-
Cactus S.A. (8)	Reimbursement of expenses	-	-	8	-	-	-	-
Cresud S.A.C.I.F. y A. (9)	Reimbursement of expenses	-	-	2,670	-	-	-	-
	Shared services	-	-	-	-	(33,823)	-	-
	Loans	-	-	524	-	-	-	-
E-Commerce Latina S.A. (3)	Reimbursement of expenses	-	-	1	-	-	-	-
Futuros y Opciones.Com S.A. (8)	Reimbursement of expenses	-	-	43	-	(6)	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (11)	Expenses to be recovered	-	-	5	-	-	-	-
	Share-based compensation	-	-	132	-	(31)	-	-
	Rental	-	-	-	-	(477)	-	-
	Loans	-	-	31,414	-	-	-	-
	Shared services	-	-	-	-	(2,404)	-	-
Inversiones Financieras del Sur S.A. (4)	Reimbursement of expenses	-	-	-	-	(3)	-	-
Llao Llao Resorts S.A. (10)	Reimbursement of expenses	-	-	399	-	-	-	-
Nuevas Fronteras S.A. (10)	Reimbursement of expenses	-	-	28	-	(54)	-	-
Nuevo Puerto Santa Fe S.A. (12)	Reimbursement of expenses	-	-	780	-	(106)	-	-
	Management fee	-	-	36	-	-	-	-
Panamerican Mall S.A. (13)	Reimbursement of expenses	-	-	-	-	(135)	-	-
	Management fee	-	-	1,435	-	-	-	-
	Non-Convertible notes 2017	-	-	-	-	-	(1,122)	(34)
Puerto Retiro S.A. (6)	Reimbursement of expenses	-	-	1	-	-	-	-
Shopping Neuquén S.A. (13)	Reimbursement of expenses	-	-	8	-	-	-	-
	Loans	-	19,234	-	-	-	-	-
Torodur S.A. (13)	Reimbursement of expenses	-	-	40	-	-	-	-
	Loans	-	11,485	-	-	-	-	-
		1	30,719	66,758	(232)	(48,214)	(89,801)	(4,471)

48

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2013:

Related party	Income from leases	Costs from leases	Finance costs	Finance income	General and administrative expenses	Other operating (expense) / income, net	Shared Services
Apsamedia S.A. (13)	11,670	-	(4,908)	-	-	-	-
Arcos del Gourmet S.A. (13)	-	-	-	-	-	2,312	-
Banco Hipotecario S.A. (5)	-	-	(1,110)	-	-	-	-
Cresud S.A.C.I.F.y A. (9)	-	-	-	2	-	-	(49,088)
Directors	-	-	-	-	(30,561)	-	-
Emprendimiento Recoleta S.A. (13)	-	-	(74)	-	84	540	874
Estudio Zang, Bergel y Viñes (2)	-	-	-	-	(748)	-	-
Fibesa (13)	-	(264)	(2,131)	-	-	121	-
Fundación IRSA (3)	-	-	-	-	-	(1,171)	-
IRSA Inversiones y Representaciones Sociedad Anónima (11)	-	-	(32,490)	3,188	(3,735)	-	(1,741)
Nuevo Puerto Santa Fe S.A. (12)	-	-	-	-	-	794	-
Panamerican Mall S.A. (13)	-	-	(133)	-	321	6,058	3,313
Tarshop S.A. (7)	1,801	-	-	-	-	-	-
Quality Invest S.A. (12)	-	-	-	10	-	162	-
Shopping Neuquén S.A. (13)	-	-	-	1,152	-	-	-
Torodur (13)	-	-	-	1,809	-	-	-
	13,471	(264)	(40,846)	6,161	(34,639)	8,816	(46,642)

(1)	Related to the Company´s Board of Directors.
(2)	The Company hires legal services from Estudio Zang, Bergel y Viñes. One of the associates, Saúl Zang, is the Vice-President I of the Company.
(3)	Subsidiary of IRSA and non-controlling shareholder.
(4)	Shareholder of Cresud.
(5)	Associate of IRSA.
(6)	Direct or indirect joint venture of IRSA.
(7)	Associate.
(8)	Subsidiary of Cresud.
(9)	IRSA majority shareholder.
(10)	Subsidiary of IRSA.
(11)	Majority shareholder.
(12)	Joint venture.
(13)	Subsidiary.
(14)	Subsidiary of Entertainments Holding S.A..

49

Alto Palermo S.A. (APSA)

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Negative working capital

At the end of the period, the Company has negative working capital. This situation is presently being considered by the Company´s Board of Directors and Management.

30.	Subsequent events

See Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

50

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.	Receivables and liabilities by maturity date.

Items		Falling due	Without term	Without term	To be due								Total
		March 31, 2013	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Trade and other receivables, net	90,839	449	-	193,766	59,707	38,108	20,632	10,540	23,274	30,726	11,875	479,916
	Total	90,839	449	-	193,766	59,707	38,108	20,632	10,540	23,274	30,726	11,875	479,916
Liabilities	Trade and other payable, net	21,621	-	12	221,375	38,442	37,007	22,345	62,185	31,236	22,517	18,417	475,157
	Short-term and long-term debt	-	-	-	188,264	18,693	16,343	15,712	74,847	48,500	63,647	608,092	1,034,098
	Provisions	-	4,892	8,478	-	-	-	-	-	-	-	-	13,370
	Salaries and social security payable	-	-	-	5,064	6,801	-	2,582	-	-	-	-	14,447
	Income tax liability and Deferred Income Tax	-	-	89,797	-	-	55,801	-	-	-	-	-	145,598
	Total	21,621	4,892	98,287	414,703	63,936	109,151	40,639	137,032	79,736	86,164	626,509	1,682,670

51

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non Current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total
Receivables	Trade and other receivables, net	395,551	7,950	403,501	61,543	14,872	76,415	457,094	22,822	479,916
	Total	395,551	7,950	403,501	61,543	14,872	76,415	457,094	22,822	479,916
Liabilities	Trade and other payable, net	318,705	22,085	340,790	133,574	793	134,367	452,279	22,878	475,157
	Short-term and long-term debt	212,240	26,772	239,012	185,559	609,527	795,086	397,799	636,299	1,034,098
	Salaries and social security payable	14,447	-	14,447	-	-	-	14,447	-	14,447
	Provisions	4,892	-	4,892	8,478	-	8,478	13,370	-	13,370
	Income tax liability and Deferred Income Tax	55,801	-	55,801	89,797	-	89,797	145,598	-	145,598
	Total	606,085	48,857	654,942	417,408	610,320	1,027,728	1,023,493	659,177	1,682,670

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2013 there are not receivable and liabilities subject to adjustment clause.

52

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non current
		Accruing Interest		Non Accruing interest	Subtotal	Accruing Interest		Non accruing interest	Subtotal	Accruing Interest		Non Accruing Interest	Total
Items		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Trade and other receivables, net	4,362	-	399,139	403,501	30,719	-	45,696	76,415	35,081	-	444,835	479,916
	Total	4,362	-	399,139	403,501	30,719	-	45,696	76,415	35,081	-	444,835	479,916
Liabilities	Trade and other payable, net	2,823	-	337,967	340,790	15,900	-	118,467	134,367	18,723	-	456,434	475,157
	Short-term and long-term debt	58,822	180,066	124	239,012	722,679	-	72,407	795,086	781,500	180,067	72,531	1,034,098
	Salaries and social security payable	-	-	14,447	14,447	-	-	-	-	-	-	14,447	14,447
	Provisions	-	-	4,892	4,892	-	-	8,478	8,478	-	-	13,370	13,370
	Income tax liability and Deferred Income Tax	-	-	55,801	55,801	-	-	89,797	89,797	-	-	145,598	145,598
	Total	61,645	180,066	413,231	654,942	738,579	-	289,149	1,027,728	800,223	180,067	702,380	1,682,670

53

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of parent Company	Place of business / country of incorporation	Main activity (*)	% of ownership interest held by the Group
Equity interest:
Apsamedia S.A.	Argentina	Consumer financing and Advertising	100%
Arcos del Gourmet S.A.	Argentina	Real estate investment and development	88.185%
Conil S.A.	Argentina	Real estate investment and development	100%
Emprendimiento Recoleta S.A.	Argentina	Real estate investment and development	53.684%
Fibesa S.A.	Argentina	Real estate investment and development	99.999%
Panamerican Mall S.A.	Argentina	Real estate investment and development	80.00%
Shopping Neuquén S.A.	Argentina	Real estate investment and development	99.068%
Investment companies:
Torodur S.A.	Uruguay	Investment	100%

b.	Related parties debit/credit balances. See Note 28.

6.	Borrowings to directors.

See Note 28.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Note 1, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statement.

9.	Appraisal revaluation of fixed assets.

None.

10.	Obsolete unused fixed assets.

None.

54

Alto Palermo S.A. (APSA)
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 1, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statement.

13.	Insurances.

Real Estate	Insured amounts	Accounting values	Risk covered
Abasto	163,270	137,001	Fire, full risk and dismissed profit
Alto Palermo	159,110	87,779	Fire, full risk and dismissed profit
Mendoza Plaza	54,602	73,346	Fire, full risk and dismissed profit
Paseo Alcorta	70,358	59,724	Fire, full risk and dismissed profit
Alto Avellaneda	113,991	49,016	Fire, full risk and dismissed profit
Alto Rosario	71,746	71,974	Full risk, construction and assembly
Patio Bullrich	55,804	72,844	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	29,034	60,069	Fire, full risk and dismissed profit
Alto Noa	30,376	15,979	Fire, full risk and dismissed profit
Soleil Factory	23,757	83,395	Fire, full risk and dismissed profit
Patio Olmos	206	31,343	Fire, full risk and dismissed profit
SUBTOTAL	772,254	742,470
Unique policy	15,000	-	Third party liability

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

55

Alto Palermo S.A. (APSA)

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 27, Exhibit I to Unaudited Condensed Interim Consolidated Financial Statements.

56

Alto Palermo S.A. (APSA)

Business Highlights as of March 31, 2013
(In thousands of Argentine Pesos)

1.	Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

(See  attached file).

2.	Consolidated Shareholders’ equity structure as compared with the same period of previous year.

	03.31.13	03.31.12
Current Assets	774,762	672,281
Non-Current Assets	2,085,131	1,832,300
Total	2,859,893	2,504,581
Current Liabilities	752,328	473,648
Non-Current Liabilities	1,012,703	957,407
Subtotal	1,765,031	1,431,055
Minority interest	160,893	143,925
Shareholders’ Equity	933,969	929,601
Total	2,859,893	2,504,581

3.	Consolidated income structure as compared with the same period of previous year.

	03.31.13	03.31.12
Operating result	543,240	473,814
Share of profit of associates and joint ventures	2,285	3,179
Profit Before Financing and Taxation	545,525	476,993
Finance income	50,758	44,406
Finance cost	(192,409)	(110,906)
Financial loss generated, net	(141,651)	(66,500)
Profit Before Income Tax	403,874	410,493
Income tax	(143,168)	(140,014)
Net income for the period	260,706	270,479

Attributable to:
Equity holders of the parent	245,769	260,717
Non-controlling interest	14,937	9,762

57

Alto Palermo S.A. (APSA)
Business Highlights as of March 31, 2013
(In thousands of Argentine Pesos)

4.	Statistical data as compared with the same period of previous year.

Not applicable.

5.	Key ratios as compared with the same period of previous year.

	12.31.12		12.31.11
Liquidity
Current assets	774,762	=1.03	672,281	=1.42
Current liabilities	752,328		473,648

Debt
Total liabilities	1,765,031	=1.89	1,431,055	=1.54
Shareholders´ Equity	933,969		929,601

Solvency
Shareholders´ Equity	933,969	=0.53	929,601	=0.65
Total liabilities	1,765,031		1,431,055

Non-Current Assets to total Assets
Non-Current Assets	2,085,131	=0.73	1,832,300	=0.73
Total assets	2,859,893		2,504,581

58

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Legal address: Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Alto Palermo S.A. (APSA) as of March 31, 2013, and the related unaudited condensed interim separate statements of comprehensive income, unaudited condensed interim separate statements of changes of shareholders’ equity for the nine and three-month periods ended March 31, 2013 and unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences added by the National Securities Commission to its regulations. Those standards differ from the International Financial Reporting Standards and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board and used for the preparation of the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) with its subsidiary as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

59

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
As mentioned in Note 2.1 to the unaudited condensed interim separate financial statements, these unaudited condensed interim separate financial statements have been prepared in accordance with Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which differ from the International Financial Reporting Standards, and especially, from the International Accounting Standard No 34 used in the preparation of the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) with its subsidiary as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim separate financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)	the unaudited condensed interim separate financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2013, the debt of Alto Palermo S.A. (APSA) owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 1,956,248, which was not callable at that date.

Autonomous City of Buenos Aires, May 17, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

60

Alto Palermo Sociedad Anónima (APSA)
Summary as of March 31, 2013

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, May 17, 2013 - Alto Palermo S.A. (APSA) (BASE: APSA, NASDAQ: APSA) and alternatively the “Company”, a leading company engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces today its results for the nine-month period of fiscal year 2013.

Consolidated Income Statement
(excludes interests in equity investees and joint businesses)

	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	378.4	308.7	22.6%	1,196.7	1,011.3	18.3%
Operating Income	171.9	141.5	21.5%	543.2	473.8	14.7%
Depreciation and Amortization	32.5	25.4	28.2%	97.4	81.6	19.3%
EBITDA	204.4	166.9	22.5%	640.6	555.4	15.3%
Net Income	85.0	70.8	19.9%	260.7	270.5	(3.6)%

„
Revenues for the third quarter of fiscal year 2013 increased by 22.6% compared to the third quarter of 2012, and recorded a cumulative growth of 18.3% for the nine-month period, mainly explained by the performance of the “Shopping Centers” and “Offices and Others” segments, offset by a drop in the “Financial Transactions and Others” and “Sales and Developments” segments.

„
Operating income grew 21.5% during the third quarter and 14.7% for the comparative nine-month period. EBITDA maintained its growth rate and reached ARS 640.6 million in the cumulative nine-month period (15.3% higher than in the same period of 2012).

„	Net income for the nine-month period of 2013 was ARS 260.7 million.

1

Alto Palermo Sociedad Anónima (APSA)
Summary as of March 31, 2013

II. Shopping Centers

According to the Shopping Centers’ poll made by the INDEC1, as of March 31, 2013, cumulative tenants’ sales for the past twelve months recorded a 23.3% increase compared to the same period of the previous year and 26.3% compared to the previous quarter.

Our tenants’ sales grew by 24.8% compared to the same period of the previous fiscal year, and 28.9% if we compare the third quarter of 2013 to the same quarter of 2012. This performance was driven by the growth in sales from the shopping centers in Greater Buenos Aires and the interior of Argentina. Portfolio occupancy remained stable, at 98.7%.

In this way, Revenues and EBITDA from this segment recorded increases of 26.4% and 26.3%, respectively, during the third quarter of 2013 and of 22.2% and 19.8% in the cumulative nine-month period. The EBITDA/Revenue margin, excluding revenues from common expense and commercial advertising funds, reached 79.7% in the cumulative nine-month period.

Financial indicators of the Shopping Centers segment
(in millions of ARS)

	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	376.5	298.0	26.4%	1,185.5	969.8	22.2%
Operating Income	169.7	134.8	25.9%	535.1	446.1	20.0%
Depreciation and Amortization	32.0	25.0	28.1%	95.5	80.5	18.7%
EBITDA	201.7	159.8	26.3%	630.6	526.6	19.8%

Operating indicators of the Shopping Centers segment

	IIIQ 13	IIQ 13	IQ 13	IVQ 12	IIIQ 12
Gross Leaseable Area (sqm2)	308,793	309,021	309,021	309,021	307,685
Tenants’ Sales (12 month cumulative) (in millions of ARS)	11,751	13,967	10,471	9,966	9,393
Tenants’ Sales in the same Shopping Centers[1] (12 month cumulative)	11,553	13,397	10,037	9,577	9,056
Occupancy [2]	98.7%	98.8%	98.4%	98.4%	97.8%

[1]	Excludes "Ribera Shopping".
[2]	Percentage over gross leasable area as of period end.

2

Alto Palermo Sociedad Anónima (APSA)
Summary as of March 31, 2013

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy [2]	Book Value (ARS thousand)[3]
Alto Palermo	Nov-97	18,690	146	100.0%	98.5%	87,779
Abasto Shopping[4]	Jul-94	37,708	175	100.0%	100.0%	137,001
Alto Avellaneda	Nov-97	36,943	140	100.0%	100.0%	49,016
Paseo Alcorta	Jun-97	14,141	109	100.0%	100.0%	59,724
Patio Bullrich	Oct-98	11,683	82	100.0%	100.0%	72,844
Alto Noa Shopping	Mar-95	19,141	91	100.0%	100.0%	15,979
Buenos Aires Design	Nov-97	13,746	61	53.7%	97.7%	10,143
Alto Rosario Shopping[5]	Nov-04	27,691	146	100.0%	97.1%	71,974
Mendoza Plaza Shopping	Dec-94	42,238	147	100.0%	95.3%	73,346
Córdoba Shopping	Dec-06	15,106	105	100.0%	99.7%	60,069
Dot Baires Shopping	May-09	49,719	153	80.0%	99.9%	504,498
Soleil	Jul-10	13,609	75	100.0%	97.3%	83,395
La Ribera Shopping	Aug-11	8,378	50	50.0%	99.4%	12,699
Total Shopping Centers		308,793	1,480		98.7%	1,238,467

[1]	Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
[2]	Calculated dividing occupied square meters by leasable area on the last day of the period.
[3]	Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress
[4]	Excludes Museo de los Niños (3,732 sqm).
[5]	Excludes Museo de los Niños (1,261 sqm).

Cumulative tenants’ sales as of March 31
(by Shopping Center, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Shopping Center	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Alto Palermo	339.0	257.8	31.5%	1,152.5	945.3	21.9%
Abasto Shopping	403.7	311.9	29.5%	1,393.5	1,113.0	25.2%
Alto Avellaneda	401.9	313.1	28.4%	1,354.9	1,054.2	28.5%
Paseo Alcorta	166.1	129.8	27.9%	586.1	481.7	21.7%
Patio Bullrich	110.0	98.6	11.6%	393.0	366.2	7.3%
Alto Noa Shopping	144.7	115.9	24.9%	451.1	364.9	23.6%
Buenos Aires Design	55.7	49.8	11.8%	175.6	168.5	4.2%
Alto Rosario Shopping	225.4	169.6	32.9%	761.1	586.2	29.8%
Mendoza Plaza Shopping	278.4	210.1	32.5%	865.8	667.7	29.7%
Córdoba Shopping	93.5	70.6	32.6%	314.7	244.9	28.5%
Dot Baires Shopping	340.0	266.8	27.4%	1,138.0	921.0	23.6%
Soleil	76.4	52.7	45.0%	234.9	186.0	26.3%
La Ribera Shopping [1]	50.3	36.9	36.3%	151.4	88.0	72.2%
Total	2,685.1	2,083.6	28.9%	8,972.6	7,187.6	24.8%

[1] APSA took possession of this Shopping Center on August 15, 2011.

3

Alto Palermo Sociedad Anónima (APSA)
Summary as of March 31, 2013

Cumulative tenants’ sales as of March 31
(by Type of Business, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Type of Business	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Anchor Store	184.3	148.3	24.3%	623.1	518.0	20.3%
Clothes and Footwear	1,214.9	938.8	29.4%	4,359.3	3,493.2	24.8%
Entertainment	109.9	86.4	27.1%	328.9	249.6	31.8%
Home	539.5	400.2	34.8%	1,680.9	1,309.3	28.4%
Restaurant	288.8	230.9	25.1%	847.5	687.9	23.2%
Miscellaneous	325.5	264.7	23.0%	1,077.0	890.0	21.0%
Services	22.2	14.3	55.5%	55.9	39.6	41.3%
Total	2,685.1	2,083.6	28.9%	8,972.6	7,187.6	24.8%

Detailed Revenues	IIIQ13	IIIQ12	YoY var	9M 13	9M 12	YoY var
Base Rent	138.5	102.2	35.5%	425.9	337.9	26.0%
Complementary Rent	55.6	51.0	9.0%	200.3	173.3	15.6%
Total Rent	194.1	153.2	32.5%	626.2	511.2	22.5%
Admission rights	26.9	22.2	21.1%	78.3	63.9	22.6%
Letting fees	15.1	6.0	152.7%	28.1	23.0	22.1%
Parking fees	14.2	10.6	34.4%	45.0	31.7	40.7%
Management fees	4.4	4.2	4.6%	13.0	10.3	26.2%
Others	0.1	1.1	(88.2)%	1.8	1.6	10.3%
Total Revenues before Expenses and Collective Promotional Fund	254.8	197.3	33.7%	792.4	641.7	23.4%
Expenses and Collective Promotional Fund	121.7	100.7	21.0%	393.1	328.1	20.0%
Total Revenues	376.5	298.0	26.4%	1,185.5	969.8	22.2%

III. Others

It includes the “Sales and Developments”, “Offices and Others” and “Financial Transactions and Others” segments.

Sales and Developments*

in ARS MM	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	0.0	8.0	-	4.3	32.1	(86.7)%
Operating Income	(0.3)	5.0	-	1.0	20.4	(95.1)%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	(0.3)	5.0	-	1.0	20.4	(95.1)%

*	Includes Torres Rosario Project (Condominios del Alto I and II) and Rosario Plot (parcels 2C and 2F)

Development of projects:

Torres Rosario Project – City of Rosario, Province of Santa Fe
APSA owns a block of approximately 50,000 sqm, subdivided into 8 smaller plots, located in the City of Rosario, close to the Alto Rosario Shopping Center. As of March 31, 2013, 2 of these plots (plots 2-G and 2-H) had been bartered. The barter of parcel 2-G represents a total area of 10,128 sqm for sale, and under the barter agreement APSA will receive 17 apartments with a total built area of 1,504 sqm, 5 storage and 15 parking spaces in compliance with the barter agreement.  These units were put for sale in May past. The barter of parcel 2-H represents a total area of 14,500 sqm for sale, 3,188 sqm of which represent the performance of the barter agreement. This area is equivalent to 42 apartments, 47 parking spaces and 5 storage.

4

Alto Palermo Sociedad Anónima (APSA)
Summary as of March 31, 2013

Condominios del Alto I – (parcel 2-G)
The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed into 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of March 31, 2013, the project had been completed, with 4 apartments, 4 parking spaces and one storage space being available for sale, of Alto Palermo’s units.

Condominios del Alto II – (parcel 2-H)
The project is composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed into 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry.

As of March 31, 2013 the project had been completed and deliveries were in progress, with 13 apartments (1,749 sqm), 25 parking spaces and 2 storage spaces being available for sale, of Alto Palermo’s units.

Offices and Others*

in ARS MM	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	6.3	4.0	59.5%	20.0	10.2	96.5%
Operating Income	2.4	1.1	115.5%	8.7	4.1	112.7%
Depreciation and Amortization	1.6	0.5	203.9%	5.1	1.9	168.2%
EBITDA	4.0	1.6	143.1%	13.9	6.0	130.3%

*	Includes Dot Building and San Martín Plot.

►	The Offices segment showed high growth rates during the last nine months, due to the incorporation of the San Martín Plot during this fiscal year and the Dot Building’s positive performance.

Financial Transactions and Others*

in ARS MM	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	(0.2)	0.9	-	1.1	4.2	(73.6)%
Operating Income	(0.1)	0.9	-	1.8	4.3	(57.2)%
Depreciation and Amortization	0.0	0.0	-	-	-	-
EBITDA	(0.1)	0.9	-	1.8	4.3	(57.2)%

*	20% interest in Tarshop and Apsamedia’s residual operations.

5

Alto Palermo Sociedad Anónima (APSA)
Summary as of March 31, 2013

IV. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement as of March 31, 2013. The difference lies in the presence of joint businesses which are included in the Income by Segment but not in the income statement, in compliance with the recently adopted IFRS.

Item	Income by Segment		Joint Businesses*		Income Statement
	9M 13	9M 12	9M 13	9M 12	9M 13	9M 12
Revenues	1,210.9	1,016.2	(14.2)	(4.9)	1,196.7	1,011.3
Costs	(563.0)	(465.9)	8.4	3.1	(554.6)	(462.8)
Gross Profit	647.9	550.3	(5.8)	(1.8)	642.1	548.5
Income from sale of Investment Properties	0.2	-	-	-	0.2	-
General and administrative expenses	(48.0)	(43.4)	0.2	0.2	(47.8)	(43.2)
Selling expenses	(40.6)	(29.6)	1.0	0.4	(39.6)	(29.2)
Other operating income, net	(12.9)	(2.4)	1.2	0.1	(11.7)	(2.3)
Operating Income before interest in joint businesses	546.6	474.9	(3.4)	(1.1)	543.2	473.8
Income from interests in equity investees and joint businesses	2.7	2.5	(0.4)	0.6	2.3	3.1
Operating Income before financial income and taxes	549.3	477.4	(3.8)	(0.5)	545.5	476.9

* Includes operating income from La Ribera Shopping (50%) and San Martín Plot (50%).

1 Encuesta de Centros de Compras. March 2013. INDEC www.indec.gov.ar

6

Alto Palermo Sociedad Anónima (APSA)
Summary as of March 31, 2013

V. Consolidated Financial Debt as of March 31, 2013

As of March 31, 2013, APSA had loans for a total of USD 194.7 million. Below is a detail of APSA’s debt:

Description	Issue Currency	Outstanding Amount (in USD) (1)	Interest Rate	Maturity
Short-term Debt	ARS	55.1	15.01%	Dec-15
APSA’s Tranche I Series I Notes (2)	USD	120.0	7.875%	May-17
Other Debt	USD	19.6	5.00%	Jul-17
APSA’s Total Debt		194.7

1 Principal face amount stated in USD at an exchange rate of 5.122 ARS = 1 USD, without considering elimination of balances with subsidiaries.
2 As of June 30, 2012, APSA had repurchased a principal amount of USD 10.0 million.

VI. Significant Events

•
On January 14, 2013, Alto Palermo S.A. repurchased all its Series I Convertible Notes due July 2014, currently amounting to USD 31,738,262 in principal amount, for a total price of USD 35.4 million or USD 1.1148554 per Note.

Subsequent Events

•
On May 3, 2013, a General Ordinary Shareholders’ Meeting was held and the shareholders approved the payment of an interim cash dividend for the current fiscal year for up to ARS 166,500,000 (equivalent to ARS/share 0.1321 and ARS/ADR 5.2851).

7

Alto Palermo Sociedad Anónima (APSA)
Summary as of March 31, 2013

VII. Brief comment on prospects for the next period

Our shopping centers continue to exhibit sound invoicing figures and occupancy rates close to 100%. During the fourth quarter of this fiscal year we expect to maintain the sales, visitors’ traffic and occupancy levels recorded in the first nine months, so as to continue consolidating our position as the leading shopping center company in Argentina.

We will make progress in the final stage of development of our fourteenth shopping center “Arcos del Gourmet” located in the neighborhood of Palermo, in the City of Buenos Aires. This development combines a Fashion & Outlet concept, offering a variety of Premium brands in an open-air environment, with approximately 14,000 sqm of gross leaseable area and 65 stores. In the last months this project has been eagerly accepted among tenants, and to date 63% of the lease agreements have been executed and more than 80%,negotiated. We expect that this new proposal, planned to be opened in spring 2013, will be just as successful as our former developments.

On the other hand, we continue working on the development of a new shopping center in the City of Neuquén, which has recorded significant economic growth in the past decades. Through this project we hope to achieve the same level of acceptance by the public as we had in the other five locations in the interior of Argentina where we landed.

In addition, we will continue making efforts to improve our shopping centers’ service offerings, so as to maintain our successful occupancy rates and visitors’ traffic. We expect to continue adding new top brands among our tenants and devising new ways to continue offering the best commercial proposals to our public.

Given our financial position and low indebtedness level, our experience in taking advantage of real estate market opportunities and our credentials in the capital markets, we are confident that we will keep up our growth rate and portfolio consolidation trend.

8

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina.

Alto Palermo S.A.

June 3, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets